                                                Filed pursuant to Rule 424(b)(5)
                                                Registration No. 33-53643
                                                                 33-58405

           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED APRIL 21, 1995.

                                  $200,000,000
                                    KeyCorp
[LOGO]            6 3/4% Subordinated Notes due March 15, 2006

                   Interest payable March 15 and September 15
                               ------------------

The 6 3/4% Subordinated Notes due March 15, 2006 (the "Notes") are not subject to redemption or repayment prior to maturity and will not be subject to any sinking fund. The Notes will be unsecured debt obligations of KeyCorp (the
    "Corporation") and will be subordinate and junior in right of payment to all present and future Senior Indebtedness (as defined herein) of the
      Corporation and, in certain events involving the insolvency of the Corporation, to Other Senior Obligations (as defined herein).
       Payment of principal of the Notes may be accelerated only in the case of bankruptcy, insolvency or reorganization of the Corporation or receivership of a Major Bank (as defined herein). There will be no right of acceleration in the case of a default in the payment of interest on the Notes or a default in the performance of any other obligation of the Corporation with respect to the Notes. See
               "Description of the Notes -- Subordination --
                         Events of Default" herein.

The Notes will be represented by one permanent global certificate (the "Global Security") registered in the name of a nominee of The Depository Trust Company, as Depositary (the "Depositary"). The Notes will be available for purchase in minimum denominations of $1,000 or any amount in excess thereof which is an integral multiple of $1,000 in book-entry form only. Beneficial interests in the Global Security will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described under
      "Description of Debt Securities -- Book-Entry Procedures" in the accompanying Prospectus, owners of beneficial interests in the
       Global Security will not be entitled to receive Notes in
        definitive form. Settlement for the Notes will be made in
        immediately available funds. The Notes will trade in the
        Depositary's Same-Day Funds Settlement System until maturity and secondary market trading activity in the Notes will therefore settle in immediately available funds. See "Description of the Notes -- Book-Entry System" herein and "Description of
               Debt Securities -- Book-Entry Procedures" in the
                          accompanying Prospectus.
                               ------------------

THE NOTES ARE UNSECURED OBLIGATIONS OF THE CORPORATION AND WILL BE
    SUBORDINATED TO THE CLAIMS OF GENERAL UNSECURED CREDITORS OF THE CORPORATION. THE NOTES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER
       OBLIGATIONS OF ANY BANK OR NONBANK SUBSIDIARY OF THE CORPORATION,
        ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION,
           THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
     THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRE-
                SENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                     Underwriting
                                                    Price to         Discounts and       Proceeds to
                                                    Public(1)       Commissions(2)     Corporation(1)(2)
                                                 ---------------    ---------------    ---------------
Per Note.....................................         100%               .65%              99.35%
Total........................................     $200,000,000        $1,300,000        $198,700,000

(1) Plus accrued interest, if any, from March 12, 1996.
(2) Before deduction of expenses payable by the Corporation estimated at
$250,000.
                               ------------------

     The Notes are offered by the several Underwriters when, as and if issued by the Corporation, delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the Global Security, in book-entry form, will be made through the facilities of the Depositary on or about March 12, 1996, against payment in immediately available funds.

CS First Boston
                    Chase Securities, Inc.

                                      J.P. Morgan & Co.

                                                   Salomon Brothers Inc

            The date of this Prospectus Supplement is March 7, 1996.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IT IS EXPECTED THAT DELIVERY OF THE NOTES WILL BE MADE AGAINST PAYMENT THEREFOR ON OR ABOUT THE DATE SPECIFIED IN THE LAST PARAGRAPH OF THE COVER PAGE OF THIS PROSPECTUS SUPPLEMENT, WHICH IS THE THIRD BUSINESS DAY FOLLOWING THE DATE HEREOF (SUCH SETTLEMENT CYCLE BEING REFERRED TO AS "T+3"). PURCHASERS OF THE NOTES SHOULD NOTE THAT TRADING OF THE NOTES ON THE DATE HEREOF AND THE NEXT TWO SUCCEEDING BUSINESS DAYS MAY BE AFFECTED BY THE T+3 SETTLEMENT. SEE "UNDERWRITING".

                              RECENT DEVELOPMENTS

1995 FOURTH QUARTER RESULTS

     Earnings in the 1995 fourth quarter included a positive pre-tax adjustment of $18 million ($12 million after tax) resulting from better-than-expected performance of student loan securitizations completed in prior periods and a pre-tax write-off of $25 million ($15 million after tax) of obsolete software.

     Given the focus on improving portfolio yields, the Corporation continued to dispose of lower spread assets through loan sales, securitizations, and a reduction in securities. Reflecting these actions, the 1995 fourth quarter net interest margin was 4.53%, up three basis points from the previous quarter, and average earning assets declined $815 million. Net interest income in the 1995 fourth quarter totaled $661 million, down $6 million from the 1995 third quarter. Excluding securitizations, loan sales and the impact of acquisitions, average loans increased $846 million, or 7%, on an annualized basis.

     During the 1995 fourth quarter, $8.0 billion of securities were reclassified from the held-to-maturity to the available-for-sale portfolio in conjunction with an opportunity provided by the Financial Accounting Standards Board. This reclassification, which had no impact on earnings, provides additional balance sheet flexibility.

     Noninterest income in the 1995 fourth quarter totaled $304 million, up $69 million from the $235 million reported in the 1995 third quarter. The increase was partially attributable to a positive adjustment of $18 million from better-than-expected performance of student loan securitizations completed in prior periods. Of this adjustment, $13 million related to student loan securitization transactions entered into in 1993 and 1994 and $5 million related to a transaction completed earlier in 1995. Excluding this item, noninterest income increased by $51 million, or 22%, compared to the third quarter. Loan securitization income in the 1995 fourth quarter was $38 million excluding the $18 million adjustment. Trust and asset management income, service charges on deposit accounts, credit card fees and insurance and brokerage income all posted increases over the 1995 third quarter.

     Noninterest expense in the 1995 fourth quarter totaled $622 million, up $62 million from the $560 million in the 1995 third quarter. The increase reflected a $25 million write-off of obsolete software and the third quarter 1995 retroactive reduction in the Federal Deposit Insurance Corporation insurance assessment, which reduced that quarter's expense by $7 million. Excluding the above items, core noninterest expense was $596 million, up $29 million from the prior quarter. In the fourth quarter, core noninterest expense included $20 million of expenses related to strategic initiatives, up from $11 million in the previous quarter.

     Asset quality trends in the 1995 fourth quarter were consistent with expectations. Nonperforming assets ended the fourth quarter at $379 million, up $11 million from the previous quarter, and represented only 0.79% of loans plus other real estate owned and other nonperforming assets at December 31, 1995. Net loan charge-offs in the 1995 fourth quarter were $34 million, or 0.29% of average loans. This compares with $28 million, or 0.23% of average loans, in the previous quarter. The modest increase in net charge-offs was primarily attributable to the acquisition of AutoFinance Group, Inc. ("AFG"), a Chicago-based automobile finance company operating in 28 states, and the continued slowdown in the rate of recoveries. For the full-year 1995 net charge-offs were $99 million, or 0.21% of average loans, down from $109 million, or 0.26% of average loans, in 1994. The provision for loan losses for the 1995 fourth quarter was $34 million, covering the quarter's net loan charge-offs. The allowance for loan losses as a percent of period-end loans remained stable at 1.84%. At the end of the fourth quarter, the nonperforming loan coverage ratio was 263%, down from 281% in the prior quarter.

     At December 31, 1995, the Corporation's assets totaled $66.3 billion and shareholders' equity totaled $5.2 billion. The Tier I Capital ratio was estimated at 7.48% and the Total Capital ratio was estimated at 10.73%.

1996 COMMON SHARE REPURCHASE PROGRAM

     The Board of Directors announced on January 18, 1996 a repurchase program authorizing the repurchase of up to 12 million common shares of KeyCorp, $1 par value ("Common Shares"), representing approximately 5% of the Common Shares outstanding. This is a one-year authorization and the Common Shares will be repurchased from time to time in the open market or through market transactions. Repurchased shares will be placed in treasury and subsequently reissued in connection with the employee stock purchase, 401(k), stock option and dividend reinvestment plans, as well as for other corporate purposes. As of December 31, 1995, all previous share repurchase authorizations had been fully utilized.

1996 BANK NOTE PROGRAM

     In the first quarter of 1996, the Corporation commenced a new Bank Note Program involving 12 of its affiliated banks. The 1996 Bank Note Program allows for the issuance of up to $12.3 billion aggregate principal amount of bank notes, inclusive of subordinated bank notes which five of the participating banks are permitted to issue. As a result of the commencement of the 1996 Bank Note Program, no further issuance will be made under the Corporation's 1995 $6.6 billion Bank Note Program.

RECENT MERGERS, ACQUISITIONS AND DIVESTITURES

     Society First Federal Savings Bank. On November 20, 1995, the Corporation entered into a definitive agreement for the sale of Society First Federal Savings Bank, its Florida savings association subsidiary. Completion of the sale is expected in the second quarter of 1996, subject to regulatory approval. The Corporation expects to continue to provide certain banking services in Florida following consummation of the sale through its subsidiary trust company headquartered in Naples, Florida, subject to regulatory approval of its application to continue to provide such services.

     AutoFinance Group, Inc. On September 27, 1995, the Corporation acquired AFG in a tax-free exchange of stock. Under the terms of the merger agreement, 9,554,003 KeyCorp common shares, with a value of approximately $325 million, were exchanged for all of the outstanding shares of AFG common stock (based on an exchange ratio of .5 shares for each share of AFG). In addition, immediately prior to the closing, AFG completed a spin-off to its shareholders of 95.01% of its common stock interest in Patlex Corporation, a wholly owned patent exploitation and enforcement subsidiary. The acquisition of AFG by the Corporation was accounted for as a purchase.

FIRST CHOICE 2000

     In 1994, the Corporation launched an internal strategic planning process called "First Choice 2000." As part of this process, for internal purposes the Corporation has reorganized its banking franchises into four regions: Northeast Region, Great Lakes Region, Rocky Mountain Region and Northwest Region. In addition, consistent with its business needs, the Corporation intends to consolidate the banks within each region, to the extent permitted by federal and state law, beginning with the Great Lakes Region in 1996.

     The Corporation has also reorganized its operations into four lines of business: Community Banking, Corporate Banking, National Consumer Finance and Personal Financial Services. The Corporation's newly chartered national consumer bank subsidiary -- Key Bank USA, National Association, with its principal office in Cleveland, Ohio -- serves as the operating foundation for National Consumer Finance.

                                  THE COMPANY

     KeyCorp is an Ohio corporation and a bank holding company headquartered in Cleveland, Ohio, engaged primarily in the business of commercial and retail banking. It provides a wide range of banking, fiduciary and other financial services to its corporate, individual and institutional customers through four primary lines of business: Corporate Banking, National Consumer Finance, Community Banking and Personal Financial Services. These services are provided across much of the country through a network of banking subsidiaries operating approximately 1,300 full-service banking offices, a 24-hour telephone banking call center services group and nearly 1,500 automated teller machines in 14 states as of September 30, 1995.

     In addition to the customary banking services of accepting deposits and making loans, KeyCorp's bank and certain nonbank subsidiaries provide specialized services tailored to specific markets, including personal and corporate trust services, customer access to mutual funds, cash management services, investment banking services, international banking services and investment management services.

     The Corporation provides other financial services both in and outside of its primary banking markets through its nonbank subsidiaries. These services include accident and health insurance on loans made by subsidiary banks, venture capital and small business investment financing services, equipment lease financing, community development financing, stock transfer agent services, securities brokerage, automobile financing and other financial services. The Corporation is also an equity participant in a joint venture with a number of other unaffiliated bank holding companies in Electronic Payment Services, Inc.

     THE CORPORATION WILL PROVIDE UPON REQUEST AND WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS SUPPLEMENT IS DELIVERED A COPY OF ANY OR ALL OF THE DOCUMENTS INCORPORATED HEREIN OR IN THE PROSPECTUS BY REFERENCE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED THEREIN BY REFERENCE). WRITTEN REQUESTS SHOULD BE DIRECTED TO DANIEL R. STOLZER, SENIOR VICE PRESIDENT AND SENIOR MANAGING COUNSEL, KEYCORP MANAGEMENT COMPANY, 127 PUBLIC SQUARE, CLEVELAND, OHIO 44114-1306 (TELEPHONE (216) 689-3000).

                                USE OF PROCEEDS

     The Corporation intends to use the net proceeds from the sale of the Notes for general corporate purposes, including investments in and advances to the Corporation's existing and future banking and nonbanking subsidiaries, reduction of existing borrowings, investments and financing possible future acquisitions including, without limitation, the acquisition of banking and nonbanking companies and financial assets and liabilities. The existing borrowings being repaid from the proceeds consist of five notes maturing during the first quarter of 1996 with interest rates of 4.76%, 4.90%, 4.91%, 5.03% and 5.25% in an aggregate principal amount of approximately $49.1 million. A portion of the net proceeds from the sale of the Notes may also be used to finance, in whole or in part, the repurchase by the Corporation of shares of its outstanding common stock pursuant to the Corporation's stock repurchase program announced on January 18, 1996 and described in a Current Report on Form 8-K filed with the Commission on January 19, 1996, which is incorporated herein by reference (see "Incorporation of Certain Documents by Reference" in the accompanying Prospectus), and additional share repurchases undertaken from time to time in connection with the Corporation's acquisition of banking and nonbanking companies. See "Recent Developments -- 1996 Common Share Repurchase Program." Pending such use, the proceeds may be temporarily invested in short-term obligations.

     The precise amounts and timing of the application of proceeds used for such corporate purposes will depend upon funding requirements and the availability of other funds to the Corporation and its subsidiaries.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of KeyCorp and its subsidiaries at December 31, 1995, and as adjusted as of such date to give effect to the issuance of the Notes offered hereby.

                                                                           DECEMBER 31, 1995
                                                                        -----------------------
                                                                                         AS
                                                                        OUTSTANDING   ADJUSTED
                                                                        ----------   ----------
                                                                        (DOLLARS IN THOUSANDS)
LONG-TERM DEBT
KeyCorp
  Senior Medium-Term Notes due through 2005(1)........................  $  994,950   $  994,950
  Subordinated Medium-Term Notes due through 2005(2)..................     182,500      182,500
  8.125% Subordinated Notes due 2002..................................     198,395      198,395
  8.00% Subordinated Notes due 2004...................................     125,000      125,000
  6.75% Subordinated Notes due 2006...................................          --      200,000
  8.40% Subordinated Capital Notes due 1999...........................      75,000       75,000
  8.875% Notes due 1996...............................................      74,950       74,950
  8.404% Notes due 1997 through 2001..................................      48,864       48,864
  8.255% Notes due 1996...............................................      22,794       22,794
  All other long-term debt............................................         364          364
                                                                        ----------   ----------
     Total KeyCorp....................................................   1,722,817    1,922,817
Subsidiaries
  Senior Medium-Term Bank Notes due through 1997(3)...................   1,399,213    1,399,213
  7.25% Subordinated Notes due 2005...................................     200,000      200,000
  7.85% Subordinated Notes due 2002...................................     199,863      199,863
  6.75% Subordinated Notes due 2003...................................     199,011      199,011
  Federal Home Loan Bank Advances.....................................     267,533      267,533
  Industrial revenue bonds............................................      10,112       10,112
  All other long-term debt............................................       5,016        5,016
                                                                        ----------   ----------
     Total subsidiaries...............................................   2,280,748    2,280,748
                                                                        ----------   ----------
     Total long-term debt.............................................   4,003,565    4,203,565
SHAREHOLDERS' EQUITY
Preferred stock, $1 par value; authorized 25,000,000 shares, none
  issued..............................................................          --           --
10% Cumulative Preferred Stock Class A, $125 stated value;
  authorized 1,400,000 shares, issued 1,280,000 shares................     160,000      160,000
Common Shares, $1 par value; authorized 900,000,000 shares, issued
  245,944,390 shares..................................................     245,944      245,944
Capital surplus.......................................................   1,500,510    1,500,510
Retained earnings.....................................................   3,632,658    3,632,658
Loans to ESOP trustee.................................................     (51,409)     (51,409)
Net unrealized gains on securities, net of taxes......................      47,670       47,670
Treasury stock, at cost (12,241,569 shares)...........................    (382,829)    (382,829)
                                                                        ----------   ----------
     Total shareholders' equity.......................................   5,152,544    5,152,544
                                                                        ----------   ----------
     Total capitalization.............................................  $9,156,109   $9,356,109
                                                                         =========    =========

---------------

(1) The weighted average rate on the Senior Medium-Term Notes due through 2005 was 6.62%.

(2) The weighted average rate on the Subordinated Medium-Term Notes due through 2005 was 6.88%.

(3) The weighted average rate on the Senior Medium-Term Notes due through 1997 was 6.71%.


                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents summary consolidated historical financial data which has been derived from, and should be read in conjunction with, the consolidated financial statements of the Corporation and notes thereto and the financial information with respect to the Corporation incorporated by reference into the Prospectus. This summary is qualified in its entirety by the detailed information and financial statements included in the documents incorporated by reference under "Incorporation of Certain Documents by Reference." The data presented for the nine-month periods ended September 30, 1995 and September 30, 1994 are not necessarily indicative of the data for the entire year and have been derived from unaudited consolidated financial statements of the Corporation. The comparability of the data presented is affected by certain acquisitions and divestitures that KeyCorp has completed in the time periods presented. These financial statements include, in the opinion of management, all adjustments of a normal recurring nature which are necessary to present fairly the data for such interim periods.

                                               NINE MONTHS ENDED
                                                 SEPTEMBER 30,                          YEAR ENDED DECEMBER 31,
                                             ----------------------    ---------------------------------------------------------
                                               1995         1994         1994        1993        1992        1991        1990
                                             ---------    ---------    ---------   ---------   ---------   ---------   ---------
                                                               (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
FOR THE PERIOD
  Interest income........................... $ 3,843.0    $ 3,298.3    $ 4,490.1   $ 4,213.9   $ 4,198.8   $ 4,652.4   $ 4,528.8
  Interest expense..........................   1,866.9      1,270.3      1,796.8     1,534.9     1,750.1     2,519.4     2,667.7
  Net interest income.......................   1,976.1      2,028.0      2,693.3     2,679.0     2,448.7     2,133.0     1,861.1
  Provision for loan losses.................      66.3         99.0        125.2       211.7       338.4       466.2       517.2
  Noninterest income........................     628.9        677.3        882.6     1,001.7       925.2       849.3       744.2
  Noninterest expense.......................   1,689.7      1,611.6      2,167.2     2,385.1     2,170.4     2,065.7     1,819.5
  Income before income taxes and
    extraordinary item......................     849.0        994.7      1,283.5     1,083.9       865.1       450.4       268.6
  Income before extraordinary item..........     582.5        659.7        853.5       709.9       592.1       313.7       256.1
  Net income................................     618.3        659.7        853.5       709.9       592.1       313.7       256.1
  Net income applicable to Common Shares....     606.3        647.7        837.5       691.8       568.1       297.5       249.0
PER COMMON SHARE
  Income before extraordinary item.......... $    2.44    $    2.66    $    3.45   $    2.89   $    2.42   $    1.31   $    1.13
  Net income................................      2.59         2.66         3.45        2.89        2.42        1.31        1.13
  Cash dividends............................      1.08          .96         1.28        1.12         .98         .92         .88
  Book value at period-end..................     20.74        18.65        18.88       17.53       15.64       14.10       13.48
  Weighted average Common Shares (000)...... 234,461.9    243,635.2    243,067.5   239,775.2   235,004.8   227,116.2   220,078.6
AT PERIOD-END
  Loans..................................... $48,409.7    $44,608.8    $46,224.7   $40,071.3   $36,021.8   $35,534.3   $34,193.7
  Earning assets............................  60,847.4     58,638.1     60,046.5    54,352.7    49,380.8    48,207.9    44,668.2
  Total assets..............................  67,967.1     64,503.4     66,801.2    59,634.3    55,068.4    53,600.9    49,953.4
  Deposits..................................  47,905.0     47,816.5     48,564.2    46,499.1    43,433.1    42,835.0    40,935.3
  Long-term debt............................   4,047.9      2,177.8      3,569.8     1,763.9     1,790.1     1,224.5     1,145.2
  Common shareholders' equity...............   4,923.4      4,533.9      4,530.4     4,225.5     3,683.3     3,272.4     2,941.7
  Total shareholders' equity................   5,083.4      4,693.9      4,690.4     4,385.5     3,927.3     3,516.4     3,025.7
PERFORMANCE RATIOS
  Return on average total assets............      1.24%(1)      1.43%(1)      1.36%      1.24%      1.13%        .60%        .54%
  Return on average common equity...........     17.72(1)     19.65(1)     18.87       17.27       16.33        9.29        8.39
  Return on average total equity............     17.46(1)     19.31(1)     18.56       16.95       15.91        9.31        8.41
  Efficiency(2).............................     62.79        58.81        59.39       60.50       60.96       65.27       66.92
  Overhead(3)...............................     50.43        45.53        46.14       46.85       47.21       52.63       54.58
  Net interest margin.......................      4.46(1)      4.91(1)      4.83        5.31        5.31        4.71        4.53

---------------
See footnotes that follow the table.

                                               NINE MONTHS ENDED
                                                 SEPTEMBER 30,                         YEAR ENDED DECEMBER 31,
                                             ---------------------    ---------------------------------------------------------
                                               1995        1994         1994        1993        1992        1991        1990
                                             --------    ---------    ---------   ---------   ---------   ---------   ---------
                                                              (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
CAPITAL RATIOS AT PERIOD-END
  Equity to assets..........................     7.48%        7.29%        7.03%       7.37%       7.13%       6.56%       6.06%
  Tangible equity to tangible assets........     5.98         6.45         6.19        6.51        6.11        5.45        4.79
  Tier 1 risk-adjusted capital..............     7.55         8.86         8.48        8.73        8.56        7.67        6.75
  Total risk-adjusted capital...............    10.84        12.07        11.62       12.22       11.73        9.80        9.17
  Leverage..................................     6.19         6.79         6.63        6.72        6.56        5.97        5.23
ASSET QUALITY
  Nonperforming loans....................... $  313.4    $   286.1    $   256.0   $   336.3   $   552.9   $   729.5   $   798.9
  Nonperforming assets......................    367.3        398.5        339.8       500.1       900.2     1,071.9     1,013.2
  Allowance for loan losses.................    879.2        820.2        830.3       802.7       782.6       793.5       677.3
  Net loan charge-offs......................     64.9         88.4        109.2       212.8       360.5       391.8       331.9
  Nonperforming loans to period-end loans...      .65%         .64%         .55%        .84%       1.53%       2.05%       2.34%
  Nonperforming assets to period-end loans
    plus OREO and other nonperforming
    assets..................................      .76          .89          .73        1.24        2.47        2.99        2.94
  Allowance for loan losses to nonperforming
    loans...................................   280.53       286.92       324.27      238.69      141.54      108.79       84.78
  Allowance for loan losses to period-end
    loans...................................     1.82         1.84         1.80        2.00        2.17        2.23        1.98
  Net loan charge-offs to average loans.....      .18(1)       .28(1)       .26         .56        1.02        1.11        1.02
RATIO OF EARNINGS TO FIXED CHARGES(4)
  Excluding deposit interest................     2.40x        3.89x        3.50x       4.15x       3.67x       2.07x       1.57x
  Including deposit interest................     1.45         1.76         1.70        1.69        1.48        1.18        1.10

---------------

(1) Annualized.

(2) Calculated as noninterest expense (excluding merger and integration charges and certain other nonrecurring charges) divided by taxable-equivalent net interest income plus noninterest income (excluding net securities gains (losses) and gains on certain asset sales).

(3) Calculated as noninterest expense (excluding merger and integration charges and certain other nonrecurring charges) less noninterest income (excluding net securities gains (losses) and gains on certain asset sales) divided by taxable-equivalent net interest income.

(4) Earnings represent consolidated income before income taxes and extraordinary item plus fixed charges. Fixed charges include consolidated interest expense (excluding or including interest on deposits as the case may be) and the proportion deemed representative of the interest factor of rental expense net of income from subleases.



                            RECENT FINANCIAL DATA

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

     The Corporation's ratio of earnings to fixed charges for the periods indicated are set forth below.

                                       NINE MONTHS ENDED
                                        SEPTEMBER 30,             YEAR ENDED DECEMBER 31,
                                       ---------------   ------------------------------------------
                                        1995     1994     1994     1993     1992     1991     1990
                                       ------   ------   ------   ------   ------   ------   ------
Earnings to Fixed Charges:
  Excluding Interest on Deposits.....    2.40x    3.89x    3.50x    4.15x    3.67x    2.07x    1.57x
  Including Interest on Deposits.....    1.45     1.76     1.70     1.69     1.48     1.18     1.10

For purposes of computing the above ratios, earnings represent consolidated income before income taxes and extraordinary item plus fixed charges. Fixed charges include interest expense (excluding or including interest on deposits, as the case may be) and the proportion deemed representative of the interest factor of rental expense, net of income from subleases.

RESULTS OF OPERATIONS

Net Income Summary

     Net income for the third quarter of 1995 totaled $209.6 million, or $.90 per Common Share of KeyCorp. This compared with net income of $229.3 million, or $.92 per Common Share, for the third quarter of 1994. On an annualized basis, the return on average common equity for the third quarter of 1995 was 18.07% compared with 19.95% for the same period last year. The annualized returns on average total assets were 1.25% and 1.43% for the third quarters of 1995 and 1994, respectively. Primary factors affecting the comparative earnings were a $14.3 million decrease in taxable-equivalent net interest income and a $30.2 million increase in noninterest expense. These factors were partially offset by an $11.7 million increase in noninterest income. The efficiency ratio, which measures the extent to which recurring revenues are absorbed by operating expenses, was 61.27% for the third quarter of 1995 compared with 63.05% and 57.90% for the second quarter of 1995 and the third quarter of 1994, respectively.

     Net income for the nine-month period ended September 30, 1995 totaled $618.3 million, or $2.59 per Common Share, down from $659.7 million, or $2.66 per Common Share, for the same period last year. On an annualized basis, the return on average common equity for the first nine months of 1995 was 17.72% compared with 19.65% for the first nine months of 1994. The annualized returns on average total assets for the first nine months of 1995 and 1994 were 1.24% and 1.43%, respectively.

     Included in 1995 year-to-date results was the effect of several significant nonrecurring items recorded during the first quarter. An extraordinary net gain of $61.1 million ($35.8 million after tax, $.15 per Common Share) was recorded in connection with the sales of certain subsidiaries. This net gain included a gain of $72.3 million ($41.6 million after tax, $.17 per Common Share) from the sale of the residential mortgage loan servicing business and a loss of $11.2 million ($5.8 million after tax, $.02 per Common Share) incurred in connection with the sale of Schaenen Wood & Associates, Inc., an asset management subsidiary. Continued efforts to reconfigure the balance sheet in order to reduce exposure to changes in interest rates resulted in net losses of $49.3 million ($30.9 million after tax, $.13 per Common Share) from the sales of securities. In addition, the Corporation recorded a one-time tax benefit of $16.0 million, or $.07 per Common Share, which related to acquisitions completed in prior years. In the aggregate, these nonrecurring items increased 1995 year-to-date earnings by $20.9 million, or $.09 per Common Share.

     Excluding the impact of the above items, operating earnings for the first nine months of 1995 were $597.4 million, or $2.50 per Common Share, down from $659.7 million, or $2.66 per Common Share, for the first nine months of 1994. Affecting the comparative year-to-date results were a $52.0 million decrease in taxable-equivalent net interest income and a $78.1 million increase in noninterest expense. These factors were partially offset by a $32.7 million decrease in the provision for loan losses. The efficiency ratio was 62.79% for the first nine months of 1995 compared with 58.81% for the first nine months of 1994.

Net Interest Income

     For the third quarter of 1995, net interest income was $666.0 million, down $13.6 million, or 2%, from the same period last year. This decrease resulted from a net interest margin which declined by 29 basis points to 4.50% and more than offset the impact of a $2.6 billion, or 4%, increase in average earning assets. The net interest margin is computed by dividing taxable-equivalent net interest income on an annualized basis by average earning assets.

     The reduction in the net interest margin as compared to the third quarter of 1994 was attributable to several factors, including the growth in earning assets (principally new loan originations) at reduced spreads, increased reliance on market-priced funding alternatives with relatively higher interest rates, and actions taken by management during the 1994 fourth quarter and the 1995 first quarter to reduce the Corporation's exposure to changes in interest rates by reconfiguring the balance sheet. These actions included the sale of $877.7 million of securities with an aggregate weighted average yield of 5.67%. This was followed by the first quarter 1995 sale of $1.2 billion of securities with an aggregate weighted average yield of 6.24%. In addition, over these two quarters the Corporation executed $2.1 billion of portfolio interest rate swaps that received a variable rate and paid a fixed rate, and terminated $1.6 billion of portfolio interest rate swaps that received a fixed rate and paid a variable rate. During the fourth quarter of 1994 and the first quarter of 1995, the Corporation also issued fixed-rate debt totaling $245.0 million. After completing these actions, the net interest margin was stable for the remainder of the first quarter and rose 12 basis points during the past six months. This improvement reflected the impact of wider loan spreads, the securitization and sale of loans with lower spreads and the reinvestment of funds from maturing securities into higher-yielding loans.

     Average earning assets for the third quarter totaled $60.3 billion, which was $2.6 billion, or 4%, higher than the third quarter 1994 level. This increase was primarily due to a higher level of average loan outstandings, which rose $4.6 billion, or 10%, reflecting the impact of acquisitions as well as internal loan growth. The increase in the loan portfolio was partially offset, however, by a $2.2 billion, or 17%, decline in securities (including both investment securities and securities available for sale) due in large part to sales associated with the balance sheet reconfiguration. Average earning assets comprised 91% of average total assets during both the third quarter of 1995 and the third quarter of 1994.

Loan Loss Provision

     A discussion of the Corporation's loan loss provision is included in the Asset Quality section starting on page S-11.

Noninterest Income

     Noninterest income totaled $235.0 million for the third quarter of 1995, up $11.7 million or 5%, from the same period last year. This improvement reflected growth in fee-based revenues, with the largest increases coming from service charges on deposit accounts ($2.8 million), trust and asset management income ($4.3 million), and credit card fees ($2.1 million). The increase in trust and asset management income was due, in large part, to the April 1995 acquisition of Spears, Benzak, Salomon & Farrell, Inc., a New York-based investment management firm ("Spears Benzak"). Also contributing to the growth in noninterest income was a $4.7 million increase in venture capital gains and an $8.7 million increase in miscellaneous income. The increase in miscellaneous income resulted from gains recognized in connection with loan securitizations and sales, higher income from company owned life insurance and increases in various other categories of operating income. The positive effect of the above items was partially offset by a $10.2 million decrease in mortgage banking income, resulting from the March 1995 sale of the residential mortgage loan servicing business. The completion of eight acquisitions, including Spears Benzak, since June 1994 had a positive overall impact on noninterest income relative to the third quarter of last year.

     For the first nine months of 1995, noninterest income totaled $628.9 million, down $48.4 million, or 7%, from the first nine months of last year. Included in 1995 results were net securities losses of $49.3 million recorded in the first quarter in connection with efforts to reconfigure the balance sheet in order to reduce interest rate risk. Other significant year-to-date declines from the prior year occurred in mortgage banking income and special asset management fees, which decreased by $32.4 million and $6.1 million, respectively. The reduction in mortgage banking income resulted from the sale of the mortgage loan servicing business referred to above, while the reduction in special asset management fees reflected the decrease in the level of activity associated with loan collection and asset disposition work performed under contracts with the Federal Deposit Insurance Corporation. These contracts expired during the third quarter. The above decreases were partially offset by increases in service charges on deposit accounts ($7.9 million), trust and asset management income ($3.9 million), and credit card fees ($3.8 million). The growth in service charges reflected the repricing of fees by certain affiliate banks, improved collections experience and a higher deposit base. In addition, miscellaneous income rose by $25.9 million due to gains from loan securitizations and sales, higher income from dealer swap activities and company owned life insurance, and increases in a number of other categories of operating income. Nine acquisitions completed since the 1993 year end also had a positive impact on 1995 noninterest income in comparison with 1994 year-to-date period.

Noninterest Expense

     Noninterest expense for the third quarter of 1995 totaled $560.3 million, up $30.2 million, or 6%, from the third quarter of 1994. This increase reflected the impact of eight acquisitions completed since June 1994 and approximately $11 million of additional expenses recorded during the third quarter of 1995 in connection with the implementation of several strategic initiatives. Partially offsetting these factors was the overall reduction in costs (primarily personnel) resulting from the March 1995 sale of the residential mortgage loan servicing business. Net of this reduction, personnel expense, the largest category of noninterest expense, increased $21.0 million, due in large part to the impact of the acquisitions and the resulting increase in the number of full-time equivalent employees. The $5.0 million increase in the amortization of intangibles was also related to the acquisitions, while the $6.8 million growth in professional fees represented most of the $11 million of incremental costs incurred in connection with the strategic initiatives. Miscellaneous expense rose $21.8 million, reflecting the impact of acquisitions as well as higher loan servicing fees due to the sale of the mortgage loan servicing business. The above increases were substantially offset by the effect of a retroactive reduction in the Bank Insurance Fund assessment rate. This reduction resulted in a September 1995, $25 million return of deposit insurance premiums for the periods June 1 through June 30, 1995 (approximately $7 million) and July 1 through September 30, 1995 (approximately $18 million). At the current level of deposits, the new assessment rate would result in a quarterly expense for deposit insurance premiums for KeyCorp of approximately $7.5 million, down from approximately $25 million in recent quarters.

     Noninterest expense totaled $1.7 billion for the first nine months of 1995, up $78.1 million, or 5%, from the comparable 1994 period. Increases in personnel expense ($36.8 million), amortization of intangibles ($14.8 million), professional fees ($13.2 million), and miscellaneous expense ($38.5 million) were partially offset by the decrease in deposit insurance premiums. The same factors which contributed to the variance in quarterly results relative to the prior year also accounted for the year-to-date variances summarized above.

Income Taxes

     The provision for income taxes was $103.6 million for the three-month period ended September 30, 1995, as compared to $116.3 million for the same period in 1994. The effective tax rate (provision for income taxes as a percentage of income before income taxes and extraordinary item) for the 1995 third quarter was 33.1% compared to 33.7% for the third quarter of 1994. For the first nine months of 1995, the provision for income taxes was $266.5 million compared with $335.0 million for the first nine months of 1994. The effective tax rate in each of these periods was 31.4% and 33.7%, respectively. The decrease in the year-to-date effective tax rate was primarily attributable to the recognition during the first quarter of 1995 of one-time tax benefits totaling $16.0 million related to acquisitions made in years prior to 1992.

FINANCIAL CONDITION

Loans

     The composition of the Corporation's loan portfolio by type is presented in the following table:

                                               SEPTEMBER 30,     DECEMBER 31,     SEPTEMBER 30,
                                                   1995              1994             1994
                                               -------------     ------------     -------------
                                                                (IN MILLIONS)
Commercial, financial and agricultural.......     $11,559          $ 10,191          $10,122
Real estate--construction....................       1,477             1,287            1,227
Real estate--commercial mortgage.............       7,267             6,775            6,532
Real estate--residential mortgage............      12,897            13,567           13,284
Consumer.....................................       9,973            10,184            9,716
Student loans held for sale..................       2,498             1,817            1,539
Lease financing..............................       2,653             2,307            2,099
Foreign......................................          86                97               90
                                               -------------     ------------     -------------
  Total......................................     $48,410          $ 46,225          $44,609
                                               =============     ============     =============

     At September 30, 1995, total loans outstanding were $48.4 billion, compared to $46.2 billion at December 31, 1994 and $44.6 billion at September 30, 1994. The $2.2 billion growth from the December 31, 1994 level was the result of increases of $1.4 billion in commercial loans, $11.3 million in real estate loans (including a $670.2 million decrease in residential mortgages), $681.9 million in student loans held for sale and $345.8 million in lease financing. The decrease in residential mortgage loans was the result of a transfer of $1.0 billion of seasoned 15- and 30-year residential mortgages to the held for sale portfolio. Of the loans transferred, $500 million were sold during the third quarter. Growth in the above categories was partially offset by a $210.6 million decrease in consumer loans as a result of the $299 million securitization of auto loans. Loan growth, excluding the impact of acquisitions and sales, was achieved principally in the Northeast and Great Lakes regions. The acquired loan growth resulted from the acquisitions of OMNIBANCORP in the

Rocky Mountain Region, Casco Northern Bank, National Association and BANKVERMONT Corporation in the Northeast Region and AFG.

ASSET QUALITY

     The following table presents the composition of nonperforming assets and the allowance for loan losses as well as selected ratios:

                                               SEPTEMBER 30,     DECEMBER 31,     SEPTEMBER 30,
                                                   1995              1994             1994
                                               -------------     ------------     -------------
                                                            (DOLLARS IN MILLIONS)
Nonperforming loans..........................     $ 313.4          $  256.0          $ 286.1
Other real estate owned......................        49.2              79.0            107.5
Other nonperforming assets...................         4.7               4.8              4.9
                                               -------------     ------------     -------------
          Total nonperforming assets.........     $ 367.3          $  339.8          $ 398.5
                                               =============     ============     =============
Allowance for loan losses....................     $ 879.2          $  830.3          $ 820.2
Allowance for loan losses to total loans.....        1.82%             1.80%            1.84%
Nonperforming loans to total loans...........         .65               .55              .64
Nonperforming assets to total loans plus
  other real estate owned and other
  nonperforming assets.......................         .76               .73              .89
Allowance for loan losses to nonperforming
  loans......................................      280.53            324.27           286.62
Net charge-offs to average loans.............         .18(1)            .26              .28(1)

---------------

(1) Annualized.

     Nonperforming assets increased $27.5 million, or 8%, from the end of the prior year as a result of a $57.4 million, or 22%, increase in nonperforming loans, offset in part by a $36.0 million, or 36%, decrease in Other real estate owned ("OREO"). The increase in nonperforming loans resulted from acquisitions ($20.2 million), the addition of one large commercial credit ($28.6 million), and a transfer of $19.9 million from OREO, related to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 114. The decrease in OREO resulted from the SFAS No. 114 transfer and other activity aggregating $16.1 million. On a regional basis, the ratio of nonperforming assets to total loans plus OREO and other nonperforming assets increased in the Northeast and Rocky Mountain Regions, as a result of acquisitions. The ratio in the Great Lakes Region rose slightly and the ratios for both the Northwest Region and Financial Services improved from the end of the prior year. The higher ratio in the Financial Services sector in the prior year reflected the disproportionately higher level of nonperforming assets in certain nonbank affiliates. Nonperforming assets in these affiliates totaled only $4.6 million at September 30, 1995.

     Net loans charged off for the third quarter were slightly higher than those recorded for the same period last year. However, for the year-to-date period net loans charged off were under the prior level by $23.5 million, or 27%. This improvement came from the commercial, financial and agricultural; real estate-construction; and real estate-mortgage portfolios. These reductions were partially offset by higher net charge-offs in the consumer and lease financing portfolios. The third quarter provision for loan losses was relatively unchanged from that of the third quarter of 1994. Consistent with the substantial decline in the level of net loans charged off in the first nine months of 1995, the year-to-date provision was $66.3 million, down $32.7 million, or 33%, from the comparable 1994 period. At September 30, 1995, the Allowance as a percentage of loans outstanding was 1.82%, compared with 1.80% and 1.84% at December 31, 1994 and September 30, 1994, respectively. Although this percentage is not a primary factor used by management in determining the adequacy of the Allowance, it has general short- to medium-term relevance. There have been no significant changes in the allocation of the Allowance since year end.

LIQUIDITY

     During the third quarter of 1995, the Corporation established a new Commercial Paper/Note Program which provides for the availability of up to $500 million of additional short-term funding. The proceeds from this program may be used to fund AFG's ongoing lending activities, as well as for general corporate purposes, including future acquisitions. The Corporation also entered into a four-year, $500 million revolving credit agreement with several banks under which the banks have agreed to lend collectively up to $500 million to KeyCorp. The line of credit will be used primarily as a back-up source of liquidity for the Corporation's Commercial Paper/Note Program. There were no borrowings outstanding under either of these facilities as of September 30, 1995.

     In the first quarter of 1995, the Corporation's $5 billion Bank Note Program which involved four of the Corporation's affiliated banks was expanded to allow issuances of up to $6.6 billion by 11 of the Corporation's affiliated banks. During the first nine months of 1995, $2.3 billion was issued under this program leaving an unused capacity of $3 billion at September 30, 1995. All of the notes issued have maturities of one year or less and are included in other short-term borrowings. In addition to these short-term borrowings, Society National Bank, KeyCorp's lead banking subsidiary, issued $200 million in long-term 7.25% subordinated notes during the same period.

     Under KeyCorp's universal shelf registration, the parent company issued $396.0 million in Medium-Term Notes during the first nine months of 1995. These notes have original maturities in excess of one year and are included in long-term debt. During April 1995, KeyCorp registered with the Securities and Exchange Commission a new universal shelf which provides for the possible issuance of a broad range of debt and equity securities by the parent company in an amount not to exceed $845 million. At the end of the third quarter, unused capacity under this shelf registration totaled $629 million. The proceeds from the Bank Note Program discussed above and the shelf registration may be used for general corporate purposes, including future acquisitions.

     The liquidity requirements of the parent company, primarily for dividends to shareholders, servicing of debt and other corporate purposes, are principally met through regular dividends from affiliate banks. Excess funds are maintained in short-term investments. The parent company has ready access to the capital markets as a result of its favorable debt ratings which, at September 30, 1995, were as follows:

                         SENIOR LONG-TERM DEBT     SUBORDINATED DEBT
                         ----------------------    ------------------
Standard & Poor's                  A-                     BBB+
Moody's                            A1                      A2

CAPITAL AND DIVIDENDS

     Total shareholders' equity at September 30, 1995, was $5.1 billion, up $393.0 million, or 8%, from the December 31, 1994 balance and $389.6 million, or 8%, from the end of the third quarter of 1994. These increases resulted principally from the retention of net income after dividends paid to shareholders. Other factors contributing to the change in shareholders' equity during the first nine months of 1995 included a $97.2 million increase in Treasury Stock, resulting from the share repurchase programs discussed below, and net unrealized gains of $90.0 million on securities, reducing the net unrealized losses on securities to $25.2 million as of September 30, 1995. These net unrealized losses were recorded in connection with SFAS No. 115, "Accounting for Certain Debt and Equity Securities."

     In January 1995, the Board of Directors approved a 12,000,000 Common Share repurchase program, representing an addition to previously existing programs which had authorized the repurchase of up to 8,000,000 Common Shares. In addition, later during the first quarter of 1995, the Board of Directors authorized the repurchase of approximately 13,200,000 shares in connection with the acquisitions of AFG and Spears Benzak. During the first nine months of 1995, the Corporation repurchased 19,856,250 shares at a total cost of $577.6 million, bringing the total number of shares repurchased under these programs to 27,438,950. Of this total, 19,880,634 shares were reissued in connection with purchase acquisitions and various employee benefit programs. The 8,554,987 Treasury Shares at September 30, 1995 are expected to be reissued over time in connection with employee benefit programs. During the first nine months of 1995, Treasury Shares totaling 15,507,562 were reissued in connection with the acquisitions of AFG, OMNIBANCORP and Spears Benzak and 1,375,974 shares were reissued for employee benefit plans. At September 30, 1995, unused but authorized capacity to repurchase KeyCorp's Common Shares stood at 4,118,731.

     Capital adequacy is an important indicator of financial stability and performance. Overall, the Corporation's capital position remains strong with a ratio of total shareholders' equity to total assets of 7.48% at September 30, 1995, compared with 7.03% at December 31, 1994 and 7.29% at September 30, 1994. Banking industry regulators define minimum capital ratios for bank holding companies and their banking and savings association subsidiaries. Based on the risk-adjusted capital rules and definitions prescribed by the banking regulators, KeyCorp's Tier I and total capital to net risk-adjusted assets ratios at September 30, 1995 were 7.55% and 10.84%, respectively. These compare favorably with the minimum requirements of 4.0% for Tier I and 8.0% for total capital. The regulatory Tier I leverage ratio standard prescribes a minimum ratio of 3.0%, although most banking organizations are expected to maintain ratios of at least 100 to 200 basis points above the minimum. At September 30, 1995, KeyCorp's leverage ratio was 6.19%, substantially higher than the minimum requirement.

     Under the Federal Deposit Insurance Act, the federal bank regulators group FDIC-insured depository institutions into five broad categories based on certain capital ratios. The five categories are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." All of KeyCorp's affiliate banks qualified as "well-capitalized" at September 30, 1995. Although these provisions are not directly applicable to the Corporation under existing law and regulations, based upon its ratios the Corporation would qualify as "well capitalized" at September 30, 1995. The FDIC-defined capital categories may not constitute an accurate representation of the overall financial condition or prospects of KeyCorp or its affiliate banks.

                            DESCRIPTION OF THE NOTES

     The following are brief summaries of the terms of the Notes. The summaries below of the provisions of the Notes do not purport to be complete, should be read in conjunction with the statements under "Description of Debt Securities" in the accompanying Prospectus and are subject to and are qualified in their entirety by reference to the Subordinated Indenture dated as of June 10, 1994 (the "Subordinated Indenture") between the Corporation and Bankers Trust Company, as Trustee (the "Trustee"). The Subordinated Indenture is an exhibit to the Registration Statement of which the accompanying Prospectus and this Prospectus Supplement form a part. Any terms not defined herein are used herein as defined in the Subordinated Indenture.

GENERAL

     The Notes will be issued under the Subordinated Indenture and will be represented by one Global Security registered in the name of a nominee of the Depositary. The Notes will be available for purchase in minimum denominations of $1,000 or any amount in excess thereof which is an integral multiple of $1,000 in book-entry form only. See "Book-Entry System" below.

     The Notes will be limited to $200,000,000 aggregate principal amount and will mature on March 15, 2006 (the "Date of Maturity"). The Notes are not subject to redemption prior to the Date of Maturity. The Notes will bear interest at the rate per annum set forth on the cover page of this Prospectus Supplement from March 12, 1996 until the principal of the Notes has been paid in full or a sum sufficient to pay the principal of the Notes has been made available for payment. Interest on the Notes will be payable semiannually in arrears on March 15 and September 15 of each year, commencing on September 15, 1996, and ending on the Date of Maturity (each, an "Interest Payment Date") (or, if any such date is not a Business Day, on the next succeeding Business Day) to the persons in whose names the Notes are registered at the close of business of the Corporation on the March 1 and September 1, as the case may be, next preceding such Interest Payment Date. Interest on the Notes will be calculated on the basis of a 360-day year of twelve 30-day months. The term "Business Day" means any day that is not a Saturday or Sunday or that is not a day on which banking institutions are authorized or obligated by law or executive order to close in the City of New York, New York or the City of Cleveland, Ohio.

     The Notes will not be entitled to the benefit of a sinking fund or to the defeasance and covenant defeasance provisions contained in the Subordinated Indenture.

     THE NOTES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR NONBANK SUBSIDIARY OF THE CORPORATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.

SUBORDINATED INDENTURE

     In 1992 the Federal Reserve Board issued an interpretation of its capital adequacy regulations, and a clarification of such interpretation (collectively, the "Interpretation"), that imposed additional restrictions on subordinated debt securities in order for such securities to qualify as Tier II capital and which provided that subordinated debt of bank holding companies issued on or after September 4, 1992 cannot qualify as Tier II capital unless the subordination of the debt meets certain criteria, the subordinated debt is not subject to covenants and other provisions inconsistent with safe and sound banking practices and the subordinated debt may be accelerated only upon the bankruptcy of the bank holding company or the receivership of a major banking subsidiary. The Corporation's Subordinated Indenture entered into as of June 10, 1994 permits the Corporation to issue Subordinated Debt Securities that qualify as Tier II capital, subject to certain limits, in accordance with the Interpretation. Since the date of issuance of the Interpretation, the Corporation has issued only $17.5 million of such Tier II Subordinated MTNs (as defined below). In addition to the Corporation's Subordinated MTNs, as of December 31, 1995, all of the Old KeyCorp Subordinated Indebtedness (as defined below) and the Society Subordinated Indebtedness (as defined below), which was incurred by old KeyCorp and Society, respectively, prior to the issuance of the Interpretation, continued to constitute, and be treated by the Corporation as, Tier II capital.

SUBORDINATION

     The following is a discussion of the subordination provisions applicable to the Notes to be issued hereunder. The Notes are Subordinated Debt Securities, as that term is defined in the Subordinated Indenture.

     The Notes will be direct unsecured subordinated obligations of the Corporation and the indebtedness evidenced by the Notes and the payment of the principal of, premium, if any, and interest, if any, on the Notes will be subordinated in right of payment to the extent described below to the prior payment in full of all Senior Indebtedness. In addition, no payments shall be made by the Corporation on account of the Notes if there shall have occurred and be continuing a default in any payment with respect to any Senior Indebtedness, or an event of default with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default or event of default. In certain circumstances relating to an insolvency, bankruptcy, reorganization or similar proceeding of or relating to the Corporation, or any liquidation, dissolution or winding-up, or any assignment for the benefit of creditors or marshalling of assets and liabilities of the Corporation (an "insolvency event"), the payment of the principal of, premium, if any, and interest, if any, on the Notes also will be subordinated in right of payment to the extent described below to the prior payment in full of all Other Senior Obligations (as defined below).

     The Subordinated Indenture provides that "Senior Indebtedness" shall mean the principal of (and premium, if any) and interest on (a) all indebtedness of the Corporation for money borrowed, whether outstanding on the date of execution of the Subordinated Indenture or thereafter created, assumed, incurred or guaranteed, except (i) indebtedness on account of all Subordinated Debt Securities issued under the Subordinated Indenture, indebtedness on account of all Existing Subordinated Indebtedness (as defined below) and all indebtedness which specifically by its terms ranks equally with and not prior to the Subordinated Debt Securities or the Existing Subordinated Indebtedness in right of payment upon an insolvency event and (ii) indebtedness which specifically by its terms ranks junior to and not equally with or prior to indebtedness referred to in clause (i) above in right of payment upon an insolvency event, and (b) any renewals, extensions, modifications and refundings of any such Senior Indebtedness. The term "indebtedness of the Corporation for money borrowed" shall mean the principal of (and premium, if any) and interest, if any, on all
(a) indebtedness of the Corporation (including indebtedness of others guaranteed by the Corporation), whether outstanding on the date of the Subordinated Indenture or thereafter created, incurred, assumed or guaranteed, which is for money borrowed and (b) any renewals, extensions, modifications and refundings of any such indebtedness. As of December 31, 1995, the Corporation had outstanding approximately $1.1 billion aggregate principal amount of Senior Indebtedness.

     The Subordinated Indenture provides that "Other Senior Obligations" shall mean any obligation of the Corporation to its creditors, whether outstanding on the date of execution of the Subordinated Indenture or thereafter created, assumed, incurred or guaranteed, except (i) Senior Indebtedness, (ii) indebtedness on account of all Subordinated Debt Securities issued under the Subordinated Indenture, indebtedness on account of all Existing Subordinated Indebtedness and all indebtedness which specifically by its terms ranks equally with and not prior to the Subordinated Debt Securities or the Existing Subordinated Indebtedness in right of payment upon the happening of an insolvency event and (iii) indebtedness which specifically by its terms ranks junior to and not equally with or prior to indebtedness referred to in clause
(ii) above in right of payment upon any insolvency event. As of December 31, 1995, the Corporation had $158.9 million of Other Senior Obligations outstanding.

     The Subordinated Indenture does not limit or prohibit the incurrence of additional Senior Indebtedness or Other Senior Obligations, and additional Senior Indebtedness may include indebtedness of the Corporation for money borrowed that is senior to the Subordinated Debt Securities, but subordinate to other obligations of the Corporation. The Senior Debt Securities, if issued, will constitute Senior Indebtedness.

     The Subordinated Indenture provides that "Existing Subordinated Indebtedness" shall include all indebtedness for borrowed money of the Corporation under its 8.40% Subordinated Capital Notes due April 1, 1999 (originally issued by old KeyCorp and assumed by the Corporation), 8.125% Subordinated Notes due June 15, 2002 (originally issued by Society), 8.00% Subordinated Notes due July 1, 2004 (originally issued by old KeyCorp and assumed by the Corporation), Medium-Term Notes Series IV due 1998, 2000, 2002, and 2003 (originally issued by old KeyCorp and assumed by the Corporation), and any renewals, extensions, modifications and refundings of any such indebtedness. All of the Existing Subordinated Indebtedness originally issued by old KeyCorp and assumed by the Corporation as a result of the merger on March 1, 1994 is referred to herein as "Old KeyCorp Subordinated Indebtedness" and all of the Existing Subordinated Indebtedness originally issued by Society is referred to herein as "Society Subordinated Indebtedness." As of December 31, 1995, the Corporation had outstanding $582.5 million aggregate principal amount of Existing Subordinated Indebtedness, which included $365.0 million aggregate principal amount of Old KeyCorp Subordinated Indebtedness and $200.0 million aggregate principal amount of Society Subordinated Indebtedness.

     As of December 31, 1995, the Corporation also had outstanding $17.5 million of Subordinated Medium-Term Notes, Series B, due November 7, 2005 issued on November 7, 1995 under the Subordinated Indenture (the "Subordinated MTNs"), which Subordinated MTNs constitute Subordinated Debt Securities under the Subordinated Indenture and as described herein. The Subordinated MTNs do not constitute Existing Subordinated Indebtedness under the Subordinated Indenture.

     The Society Subordinated Indebtedness is subordinated and subject in right of payment, by its terms, to the prior payment in full of all "senior indebtedness" (as defined in the indenture relating to the Society Subordinated Indebtedness, generally, as indebtedness of the Corporation whenever created, guaranteed, incurred, or assumed, for borrowed money, but excluding the Society Subordinated Indebtedness and any other indebtedness as to which it is provided in the instrument evidencing or creating such indebtedness that such indebtedness is not superior in right of payment to the Society Subordinated Indebtedness). The Old KeyCorp Subordinated Indebtedness is subordinate and junior in right of payment, by its terms, to all "senior indebtedness" (as defined in the indentures relating to the Old KeyCorp Subordinated Indebtedness, generally, as any obligations of the Corporation to its creditors, whenever incurred, other than Old KeyCorp Subordinated Indebtedness and any obligation as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligation is not "senior indebtedness." Because the Old KeyCorp Subordinated Indebtedness and the Society Subordinated Indebtedness were issued by old KeyCorp and Society, respectively, prior to the merger of old KeyCorp and Society, the relationship between the Old KeyCorp Subordinated Indebtedness and the Society Subordinated Indebtedness is not expressly provided for in the respective indentures relating to such indebtedness.

     The Subordinated Indenture excludes Existing Subordinated Indebtedness from the definition of Senior Indebtedness and, accordingly, the Notes will not be subordinated in right of payment to Existing Subordinated Indebtedness. The Subordinated Indenture also provides that the Subordinated Debt Securities are not superior in right of payment to any of the Existing Subordinated Indebtedness and do not constitute "senior indebtedness" as defined in the indentures governing the Society Subordinated Indebtedness and the Old KeyCorp Subordinated Indebtedness and, accordingly, the Notes will not have the benefit of the subordination provisions contained in such indentures.

     Upon any payment or distribution of assets to creditors upon an insolvency event relating to the Corporation, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due on or in respect of all Senior Indebtedness before the holders of the Subordinated Debt Securities will be entitled to receive any payment on account of the principal of, premium, if any, or interest, if any, on the Subordinated Debt Securities or before the holders of Existing Subordinated Indebtedness will be entitled to receive any payment on account of the principal of and interest on such Existing Subordinated Indebtedness. In addition, upon any payment or distribution of assets to creditors upon an insolvency event, the holders of all Other Senior Obligations will first be entitled to receive payment in full of all amounts due on or in respect of such Other Senior Obligations before the holders of the Old KeyCorp Subordinated Indebtedness will be entitled to receive any payment on account of the principal of and interest on the Old KeyCorp Subordinated Indebtedness. If upon any such payment or distribution of assets to creditors, after giving effect to such subordination provisions applicable to the Subordinated Debt Securities and the Existing Subordinated Indebtedness in favor of the holders of Senior Indebtedness and also, in the case of the Old KeyCorp Subordinated Indebtedness, in favor of the holders of Other Senior Obligations, there remain any amounts of cash, property, or securities available for payment or distribution in respect of Subordinated Debt

Securities ("Excess Proceeds") and if, at such time, any Entitled Persons (as defined below) in respect of Other Senior Obligations have not received payment in full of all amounts due on or in respect of such Other Senior Obligations, then such Excess Proceeds shall first be applied to pay or provide for the payment in full of such Other Senior Obligations before any payment or distribution may be made in respect of the Subordinated Debt Securities. "Entitled Persons" means persons who are entitled to payment pursuant to the terms of Other Senior Obligations.

     By reason of the subordination of the Subordinated Debt Securities in favor of the holders of Senior Indebtedness and Other Senior Obligations, in the event of a distribution of assets upon an insolvency event involving the Corporation, the holders of the Subordinated Debt Securities may recover less than the holders of Senior Indebtedness and the holders of Other Senior Obligations, and as a result of the differences among the subordination provisions applicable to the Society Subordinated Indebtedness, the Old KeyCorp Subordinated Indebtedness and the Subordinated Debt Securities, including differences in the definitions of senior indebtedness in the various indentures, in an insolvency event involving the Corporation, any distribution of assets among the holders of Society Subordinated Indebtedness, Old KeyCorp Subordinated Indebtedness and the Subordinated Debt Securities may not be ratable.

EVENTS OF DEFAULT

     The Subordinated Indenture defines an "Event of Default" (with respect to any series of Subordinated Debt Securities) as (a) certain events involving the bankruptcy, insolvency, or reorganization of the Corporation or the receivership of a Major Bank (as defined below) and (b) any other Event of Default provided with respect to Subordinated Debt Securities of that series. The term "Major Bank" is defined in the Subordinated Indenture as any directly or indirectly owned banking subsidiary of the Corporation, the consolidated assets of which constitute 75% or more of the consolidated assets of the Corporation. As of the date of this Prospectus Supplement, no banking subsidiary of the Corporation constitutes a Major Bank.

     There is no right of acceleration in the case of a default in the payment of principal or interest on the Notes or a default in the performance of any other obligation of the Corporation with respect to the Notes. Payment of principal on the Notes may be accelerated only in certain events involving the bankruptcy of the Corporation or the receivership of a Major Bank. See "Description of Debt Securities -- Events of Default" in the accompanying Prospectus.

BOOK-ENTRY SYSTEM

     Upon issuance, the Notes will be issued in the form of one Global Security. The Global Security will be deposited with, or on behalf of, the Depositary, as depositary, and registered in the name of the Depositary or a nominee thereof. Unless and until it is exchanged in whole or in part for Notes in definitive form, the Global Security may not be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary.

     Settlement for the Notes will be made in immediately available funds. The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and therefore the Depositary will require secondary trading activity in the Notes to be settled in immediately available funds. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated March 7, 1996 (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters") have severally but not jointly agreed to purchase from the Corporation the following respective principal amounts of the
Notes:

                                                                           PRINCIPAL
                                  UNDERWRITER                               AMOUNT
        ---------------------------------------------------------------  -------------
        CS First Boston Corporation....................................  $  50,000,000
        Chase Securities, Inc..........................................     50,000,000
        J.P. Morgan Securities Inc.....................................     50,000,000
        Salomon Brothers Inc...........................................     50,000,000
                                                                         -------------
                  Total................................................  $ 200,000,000
                                                                           ===========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Notes if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Underwriters have advised the Corporation that they propose to offer the Notes to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession of .40% of the principal amount, and the Underwriters and such dealers may allow a discount of .25% of the principal amount of the Notes on sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Underwriters.

     The Notes are a new issue of securities with no established trading market. The Corporation has been advised by the Underwriters that they intend to make a market in the Notes but are not obligated to so do and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     The Corporation has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or contribute to payments which the Underwriters may be required to make in respect thereof.

     In the ordinary course of their respective businesses, certain of the Underwriters and their affiliates have engaged, and may in the future engage, in investment banking and commercial banking transactions with the Corporation and certain of its affiliates.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Notes in Canada is being made only on a private placement basis exempt from the requirement that the Corporation prepare and file a prospectus with the securities regulatory authorities in each province where trades of Notes are effected. Accordingly, any resale of the Notes in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canada securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Notes.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Notes in Canada who receives a purchase confirmation will be deemed to represent to the Corporation and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Notes without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION AND ENFORCEMENT

     The securities being offered are those of a foreign issuer, and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under civil liability provisions of the U.S. federal securities law.

     All of the issuer's directors and officers as well as the experts named in the accompanying Prospectus may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Notes to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within 10 days of the sale of any Notes acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #88/5, a copy of which may be obtained from the Corporation. Only one such report must be filed in respect of Notes acquired on the same date and under the same prospectus exemption.

                                 LEGAL OPINIONS

     The validity of the Notes offered hereby will be passed upon for the Corporation by Daniel R. Stolzer, Senior Vice President and Senior Managing Counsel of KeyCorp Management Company, an affiliate of the Corporation, and for the Underwriters by Shearman & Sterling, 599 Lexington Avenue, New York, New York 10022. Shearman & Sterling will rely as to all matters of Ohio law on the opinion of Mr. Stolzer. Mr. Stolzer will rely as to all matters of New York law on the opinion of Shearman & Sterling. As of January 31, 1996, Mr. Stolzer owned approximately 5,300 Common Shares of the Corporation, including stock options which were immediately exercisable.

PROSPECTUS

        DEBT SECURITIES        DEBT WARRANTS
        PREFERRED STOCK        PREFERRED STOCK WARRANTS
        DEPOSITARY SHARES      DEPOSITARY SHARE WARRANTS
        COMMON SHARES          COMMON SHARE WARRANTS

                                    [LOGO]
                               CAPITAL SECURITIES

    KeyCorp, an Ohio corporation (the "Corporation"), intends to issue from time to time, either separately or together, (i) one or more series of its unsecured debt securities, which may be either senior debentures, notes, bonds, and/or other evidences of indebtedness (the "Senior Debt Securities") or subordinated debentures, notes, bonds, and/or other evidences of indebtedness which may be convertible at the option of a holder or the Corporation into Capital Securities (as described herein) of the Corporation (the "Subordinated Debt Securities" and, together with the Senior Debt Securities, the "Debt Securities"), (ii) warrants to purchase Debt Securities (the "Debt Warrants"), (iii) shares of Preferred Stock, with a par value of $1 each (the "Preferred Stock") which may be convertible, at the option of the holder, into Common Shares or any other class or series of Capital Securities of the Corporation or convertible at the option of the Corporation into Capital Securities or other debt securities of the Corporation, (iv) shares of Preferred Stock represented by depositary shares ("Depositary Shares"), (v) warrants to purchase shares of Preferred Stock (the "Preferred Stock Warrants"), (vi) warrants to purchase Depositary Shares (the "Depositary Share Warrants"), (vii) Common Shares, with a par value of $1 each (the "Common Shares"), together with the related rights to purchase Common Shares (the "Rights"), and (viii) warrants to purchase Common Shares, together with the Rights, (the "Common Share Warrants," and together with the Debt Warrants, the Preferred Stock Warrants, and the Depositary Share Warrants, being collectively referred to herein as the "Securities Warrants") in amounts, at prices, and on terms to be determined at the time of the offering. The Debt Securities, Securities Warrants, Preferred Stock, Depositary Shares, and Common Shares offered hereby, together with the Capital Securities, are collectively referred to herein as the "Securities."

    The Securities offered pursuant to this Prospectus may be offered separately or together in one or more series up to an aggregate initial public offering price of $850,000,000 or the equivalent thereof in one or more foreign currencies or units of one or more foreign currencies or composite currencies (such as European Currency Units), at individual prices and on terms to be set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement"). The particular terms of the Securities offered by any Prospectus Supplement will be described in the Prospectus Supplement relating to such Securities (an "Applicable Prospectus Supplement").

    The Senior Debt Securities, when issued, will rank equally with all other unsubordinated and unsecured indebtedness of the Corporation. The Subordinated Debt Securities will be subordinate to all existing and future Senior Indebtedness (as defined herein) of the Corporation and, in certain events involving the insolvency of the Corporation, to Other Senior Obligations (as defined herein) of the Corporation. See "Description of Debt
Securities -- Subordination of Subordinated Debt Securities." The Debt Securities of any series may be issued with Securities Warrants, and, in the case of the Subordinated Debt Securities, may be convertible into Capital Securities of the Corporation. Unless otherwise indicated in a Prospectus Supplement, the maturity of the Subordinated Debt Securities will be subject to acceleration only in the event of certain events of bankruptcy, insolvency, or reorganization of the Corporation or upon receivership of a Major Bank (as defined herein). See "Description of Debt Securities -- Subordination of Subordinated Debt Securities".

    The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in a Prospectus Supplement and, among other things, will include, where applicable, (i) in the case of Debt Securities, the specific designation, aggregate principal amount, currency, denomination, maturity, priority, premium, if any, rate of interest (which may be variable or fixed), time of payment of interest, terms for optional redemption or repayment by the Corporation or any holder and for sinking fund payments, terms for conversion, the initial public offering price, any special provisions related to Debt Securities denominated in a foreign currency or issued as medium-term notes, original issue discount securities, or with other special terms, and the designation of any applicable trustee, security registrar, or paying agent, (ii) in the case of shares of Preferred Stock, the specific title and stated value, number of shares or fractional interests therein, any dividend, liquidation, redemption, voting, and other rights, the terms for conversion, the initial public offering price, and whether such shares are to be issued as Depositary Shares, and, if so, the fraction of a share to be represented by each Depositary Share and the designation of the Depositary (as defined herein), (iii) in the case of Common Shares, the aggregate number of shares offered and the initial offering price, and (iv) in the case of Securities Warrants, where applicable, the applicable type and amount of securities covered thereby, and, where applicable, the aggregate amount, duration, offering price, exercise price, and detachability.

    A Prospectus Supplement will also contain information, where applicable, about certain U.S. Federal income tax, accounting, and other considerations relating to, and any listing on a securities exchange of, the Securities covered by the Prospectus Supplement.

    THE SECURITIES WILL BE OBLIGATIONS OF THE CORPORATION, ARE NOT AND WILL NOT BE SAVINGS ACCOUNTS, DEPOSITS, OR OTHER OBLIGATIONS OF ANY BANK OR NONBANK SUBSIDIARY OF THE CORPORATION, AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND, OR ANY OTHER GOVERNMENT AGENCY OR INSTRUMENTALITY.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
      THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
       THE CONTRARY IS A CRIMINAL OFFENSE
                               ------------------

    The Securities may be sold to underwriters pursuant to the terms of the offering fixed at the time of sale, directly by the Corporation, or through dealers or agents designated from time to time by the Corporation, which agents may be affiliates of the Corporation. Each Prospectus Supplement will set forth the names of the underwriters, dealers, or agents, if any, and any applicable fees, commissions, or discounts and the net proceeds to the Corporation from such sale together with the terms of the offering. The Corporation may also issue contracts under which the counterparty may be required to purchase Debt Securities, Preferred Stock, or Depositary Shares. Such contracts would be issued with the Debt Securities, Preferred Stock, Depositary Shares, and/or Securities Warrants in amounts, at prices, and on terms to be set forth in a Prospectus Supplement. See "Plan of Distribution."

                 THE DATE OF THIS PROSPECTUS IS APRIL 21, 1995.

                             AVAILABLE INFORMATION

     The Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information filed by the Corporation can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at The Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, Thirteenth Floor, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Certain securities of the Corporation are listed on the New York Stock Exchange, and such reports, proxy statements, and other information concerning the Corporation also may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes part of a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Corporation with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted from this Prospectus in accordance with the rules and regulations of the Commission. Reference is made to the Registration Statement and to the exhibits thereto for further information pertaining to the Corporation and the Securities offered hereby. The Registration Statement (and exhibits thereto) may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Commission at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     There are hereby incorporated by reference in this Prospectus the following documents and information heretofore filed by the Corporation with the Commission pursuant to Sections 12 or 13 of the Exchange Act:

          1. The Corporation's Annual Report on Form 10-K for the year ended December 31, 1994;

          2. The Corporation's Current Reports on Form 8-K, filed on January 20, 1995 and April 20, 1995;

          3. The description of the Corporation's Common Shares and the Rights to purchase Common Shares contained in the Corporation's Registration Statement on Form 8-A dated July 31, 1992 as amended by Form 8-A/A filed on February 25, 1994 under Section 12 of the Exchange Act; and

          4. The description of the Corporation's 10% Cumulative Preferred Stock, Class A (the "10% Cumulative Preferred Stock") and the Depositary Shares representing one-fifth of one share of 10% Cumulative Preferred Stock contained in the Corporation's Registration Statement on Form 8-A, filed on February 23, 1994 under Section 12 of the Exchange Act.

     All reports subsequently filed by the Corporation pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in a Prospectus Supplement, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THE CORPORATION WILL PROVIDE UPON REQUEST AND WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED A COPY OF ANY OR ALL OF THE FOREGOING DOCUMENTS INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED THEREIN BY REFERENCE). WRITTEN REQUESTS SHOULD BE DIRECTED TO CARTER B. CHASE, EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL, AND SECRETARY, KEYCORP, 127 PUBLIC SQUARE, CLEVELAND, OHIO 44114-1306 (TELEPHONE (216) 689-3000).

     NO DEALER, SALESMAN, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE CORPORATION OR ANY UNDERWRITER OR AGENT. THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF THE SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT. THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH THEY RELATE AND DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE CORPORATION SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO SUCH DATE.

     UNLESS OTHERWISE INDICATED, CURRENCY AMOUNTS IN THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT ARE STATED IN U.S. DOLLARS ("$," "DOLLARS," "U.S. DOLLARS," OR "U.S. $").

                                THE CORPORATION

OVERVIEW

     On March 1, 1994, KeyCorp, a financial services holding company headquartered in Albany, New York, with approximately $33 billion in assets at December 31, 1993 ("old KeyCorp"), merged into and with Society Corporation, a financial services holding company headquartered in Cleveland, Ohio, with approximately $27 billion in assets at December 31, 1993 ("Society"), pursuant to an Agreement and Plan of Merger, and a related Supplemental Agreement to Agreement and Plan of Merger, each dated as of October 1, 1993, and each as amended. In the merger, Society, an Ohio corporation, was the surviving corporation, but changed its name to KeyCorp (also referred to herein as the "Corporation"). The merger was accounted for as a pooling of interests. Accordingly, all financial data of KeyCorp set forth herein (or incorporated by reference) has been restated to give effect to the merger of old KeyCorp into and with Society.

     The merger of old KeyCorp into and with Society created a financial services holding company which traces its roots back to 1825, when the first predecessor of old KeyCorp was organized. At December 31, 1994, KeyCorp was one of the nation's largest bank holding companies, based upon consolidated total assets of approximately $66.8 billion.

     KeyCorp is a legal entity separate and distinct from its banking and other subsidiaries. Accordingly, the right of KeyCorp, its security holders and its creditors to participate in any distribution of the assets or earnings of its banking and other subsidiaries is necessarily subject to the prior claims of the respective creditors of such banking and other subsidiaries, except to the extent that claims of KeyCorp in its capacity as a creditor of such banking and other subsidiaries may be recognized.

     The executive offices of KeyCorp are located at 127 Public Square, Cleveland, Ohio 44114-1306, and its telephone number is (216) 689-6300.

SUBSIDIARIES

     KeyCorp provides banking and other financial services across much of the country's northern tier and in Florida through a network of subsidiaries operating 1,272 full-service banking offices in 13 states, giving KeyCorp the nation's fifth largest domestic branch network as of December 31, 1994 (before giving effect to KeyCorp's recent acquisitions of BANKVERMONT Corporation, Casco Northern Bank, National Association and OMNIBANCORP as described in the "Recent Mergers, Acquisitions and Divestitures" section below. KeyCorp's largest bank subsidiaries include Society National Bank, headquartered in Cleveland, Ohio, which is the largest bank in Ohio and one of the nation's major regional banks with $24.6 billion in total assets and 289 full-service banking offices at December 31, 1994; Key Bank of New York, headquartered in Albany, New York, with $14.9 billion in total assets and 327 full-service banking offices at December 31, 1994 ("Key-NY"); Key Bank of Washington, headquartered in Tacoma, Washington, with $7.6 billion in total assets and 186 full-service banking offices at December 31, 1994 ("Key-Washington"); and Society National Bank, Indiana, headquartered in South Bend, Indiana, with $3.3 billion in total assets and 92 full-service banking offices at December 31, 1994 ("SNBI"). In addition, KeyCorp operates bank subsidiaries in Alaska, Colorado, Idaho, Maine, Michigan, Oregon, Utah, Vermont (its Vermont subsidiary was acquired on January 27, 1995) and Wyoming, a savings association subsidiary in Florida, and either a trust company subsidiary or an office of a trust company subsidiary in each of the aforementioned states except Vermont. See "-- Recent Mergers, Acquisitions and Divestitures," below.

     Through its bank and trust company subsidiaries KeyCorp provides a wide range of banking, fiduciary and other financial services to its corporate, individual and institutional customers located throughout the country. In addition to the customary banking services of accepting deposits and making loans, KeyCorp's bank and trust company subsidiaries provide specialized services tailored to specific markets, including personal and corporate trust services, personal financial services, customer access to mutual funds, cash management services, investment banking services and international banking services. Through its subsidiary banks, trust companies and registered investment adviser subsidiaries, KeyCorp provides investment management services to institutional and individual clients, including large corporate and public retirement plans, Taft-Hartley plans, foundations and endowments, and high net worth individuals. Several of KeyCorp's investment management and trust company subsidiaries also serve as investment advisers to KeyCorp's proprietary mutual funds.

     KeyCorp also provides other financial services both in and outside of its primary banking markets through its nonbank subsidiaries. Services provided by nonbank financial services subsidiaries include reinsurance of credit life and accident and health insurance on loans made by subsidiary banks, venture capital and small business investment financing services, equipment lease financing, community development financing, stock transfer agent, and other financial services. KeyCorp is also a 20% equity participant in a joint venture with a number of other unaffiliated bank holding companies in Electronic Payment Services, Inc., which provides automated teller machine access to bank customers throughout most of the United States through its subsidiary, Money Access Service Inc. (more commonly known as the MAC(R) network).

RECENT MERGERS, ACQUISITIONS AND DIVESTITURES

  PENDING

     AutoFinance Group, Inc. On March 20, 1995, KeyCorp entered into a definitive agreement to acquire AutoFinance Group, Inc. ("AFG"), a suburban Chicago based national consumer finance company, in a tax-free exchange of stock. Under the terms of the agreement, AFG Shareholders will receive KeyCorp common shares valued at $16.50 per share, subject to a maximum of .6 and a minimum of .5 KeyCorp common shares, for each AFG Share. Based upon the market price of KeyCorp common shares on the date of execution of the definitive agreement, this would result in the issuance of approximately 11 million KeyCorp common shares with a value of approximately $325 million. In addition, immediately prior to the closing, AFG will complete a spin-off to its Shareholders of 95.01% of its common stock interest in Patlex Corporation, a wholly owned subsidiary of AFG. Upon consummation of the acquisition, AFG will merge into KeyCorp Finance Inc., a wholly owned subsidiary of KeyCorp. The transaction, which is subject to approval by AFG's Shareholders and certain regulatory approvals, is expected to close on or about October 1, 1995 and will be accounted for as a purchase. AFG had total assets of $124.2 million at December 31, 1994.

  COMPLETED

     KeyCorp Mortgage Inc. On March 31, 1995, KeyCorp sold the residential mortgage loan servicing operations of KeyCorp Mortgage Inc. ("KMI"), an indirect wholly owned subsidiary of KeyCorp, to NationsBanc Mortgage Corp., a subsidiary of NationsBank Corp. KMI services approximately $28 billion of residential mortgage loans. KeyCorp plans to continue to service commercial mortgages and to originate residential mortgage loans through its banking franchise, and to package and sell the rights to service all residential mortgage loans originated after the KMI sale through a newly formed subsidiary.

     Spears, Benzak, Salomon & Farrell, Inc. On April 5, 1995, KeyCorp Asset Management Holdings, Inc., an indirect wholly owned subsidiary of KeyCorp, acquired Spears, Benzak, Salomon & Farrell, Inc., a New York-based investment management firm ("Spears, Benzak"). Spears, Benzak had aggregate assets under management of approximately $3 billion as of December 31, 1994. The transaction was accounted for as a purchase.

     OMNIBANCORP. On February 28, 1995, KeyCorp acquired OMNIBANCORP, based in Denver, Colorado, in a tax-free exchange of stock. Under the terms of the merger agreement, 4,043,653 KeyCorp common shares were exchanged for all of the outstanding shares of OMNIBANCORP common stock (based on an exchange ratio of
 .2452 KeyCorp common shares for each share of OMNIBANCORP). OMNIBANCORP had five Colorado-chartered banks ("Omnibanks") and had 19 branches and total assets of $500.2 million at the date of acquisition. The Omnibanks will be merged with and into Key Bank of Colorado, a wholly owned subsidiary of KeyCorp. The transaction was accounted for as a purchase.

     Casco Northern Bank, National Association. On February 16, 1995, KeyCorp acquired Casco Northern Bank, National Association ("Casco Northern"), headquartered in Portland, Maine, for cash consideration of $205.1 million. The transaction was accounted for as a purchase. At the date of acquisition, Casco Northern had total assets of $1.0 billion and 34 branches in Maine, but pursuant to the terms of a letter dated December 16, 1994, from the United States Department of Justice, KeyCorp will divest 11 of these branches. The remaining 23 branches of Casco Northern were acquired by Key Bank of Maine, an indirect wholly owned subsidiary of KeyCorp.

     BANKVERMONT Corporation. On January 27, 1995, KeyCorp acquired BANKVERMONT Corporation, headquartered in Burlington, Vermont, for cash consideration of $90.3 million. The transaction was accounted for as a purchase. Upon consummation of the acquisition, BANKVERMONT Corporation's only subsidiary, Bank of Vermont, with 12 branches and total assets of $660.5 million, became an indirect wholly owned subsidiary of KeyCorp and was renamed Key Bank of Vermont.

     The Bank of Greeley. On December 30, 1994, KeyCorp acquired The Bank of Greeley, a single location bank in Greeley, Colorado ("Greeley Bank"), through a merger of Greeley Bank with and into Key Bank of Colorado, a wholly owned subsidiary of KeyCorp, in a tax-free exchange of stock. Under the terms of the merger agreement, 259,697 KeyCorp Common Shares were exchanged for all of the outstanding shares of Greeley Bank common stock (based on an exchange ratio of 1.026 KeyCorp common shares for each share of Greeley Bank). The transaction was accounted for as a pooling of interests; however, financial statements for periods prior to the merger have not been restated to include the accounts and results of operations of Greeley Bank because the transaction was not material to KeyCorp. Greeley Bank had total assets of $60 million at the date of acquisition.

     First Citizens Bancorp of Indiana. On December 13, 1994, KeyCorp acquired First Citizens Bancorp of Indiana ("First Citizens"), based in Anderson, Indiana in a tax-free exchange of stock. Under terms of the merger agreement, 1,960,119 KeyCorp Common Shares were exchanged for all the outstanding shares of First Citizens common stock (based on an exchange ratio of 1.4286 KeyCorp common shares for each share of First Citizens). First Citizens' subsidiary, Citizens Banking Company, an Indiana-chartered commercial bank with nine branches in central Indiana, and total assets of $347 million at the date of acquisition, merged with and into Society National Bank, Indiana, a wholly owned subsidiary of KeyCorp, on March 10, 1995. The transaction was accounted for as a purchase.

     State Home Savings Bank, FSB. On September 16, 1994, Society National Bank, a wholly owned subsidiary of KeyCorp, acquired State Home Savings Bank, FSB ("State Home Savings"), a closely held Federal stock savings bank based in Bowling Green, Ohio, for cash consideration of $44.2 million. The transaction was accounted for as a purchase. State Home Savings had 14 branches in five Northwest Ohio counties and total assets of $321 million at the date of acquisition.

     Commercial Bancorporation of Colorado. On March 24, 1994, Commercial Bancorporation of Colorado ("CBC"), a bank holding company with subsidiaries operating in the Denver, Colorado Springs, Sterling and Fort Collins areas of Colorado was acquired by KeyCorp in a tax-free exchange of stock and its subsidiary banks merged into Key Bank of Colorado, a wholly owned subsidiary of KeyCorp. Under the terms of the merger agreement, 2,900,389 KeyCorp common shares were exchanged for all of the outstanding shares of CBC common stock (based on an exchange ratio of .899 KeyCorp common shares for each share of CBC). CBC had total assets of $409 million at the date of acquisition. The merger qualified for accounting as a pooling of interests; however, financial statements for periods prior to the merger have not been restated to include the accounts and results of operations of CBC because the transaction was not material to KeyCorp.

     CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS
            TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The Corporation's ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends are set forth below for the periods indicated:

                                                                  YEAR ENDED DECEMBER 31,
                                                          ----------------------------------------
                                                          1994     1993     1992     1991     1990
                                                          ----     ----     ----     ----     ----
Earnings to Fixed Charges:
  Excluding Interest on Deposits........................  3.50x    4.15x    3.67x    2.07x    1.57x
  Including Interest on Deposits........................  1.70     1.69     1.48     1.18     1.10
Earnings to Combined Fixed Charges and Preferred Stock
  Dividends:
  Excluding Interest on Deposits........................  3.34x    3.84x    3.31x    1.96x    1.54x
  Including Interest on Deposits........................  1.68     1.66     1.45     1.17     1.10

For purposes of computing the above ratios, earnings represent consolidated income before income taxes plus fixed charges. Fixed charges include interest expense (excluding or including interest on deposits, as the case may be) and the proportion deemed representative of the interest factor of rental expense, net of income from subleases. Pre-tax earnings required for preferred stock dividends were computed using the effective tax rate for the applicable year.

                                USE OF PROCEEDS

     Unless otherwise set forth in the Applicable Prospectus Supplement, the Corporation intends to use the net proceeds from the sale of the Securities for general corporate purposes, including investments in and advances to the Corporation's banking and nonbanking subsidiaries, reduction of short-term borrowings, investments, and financing possible future acquisitions including, without limitation, the acquisition of banking and nonbanking companies and financial assets and liabilities. All or a portion of the net proceeds from the sale of the Securities may also be used to finance, in whole or in part, the repurchase by the Corporation of shares of its outstanding common stock pursuant to the Corporation's stock repurchase program announced on January 19, 1995 and described in a Current Report on Form 8-K filed with the Commission on January 20, 1995, which is incorporated herein by reference (see "Incorporation of Certain Documents by Reference"), and additional share repurchases undertaken from time to time in connection with the Corporation's acquisition of banking and nonbanking companies.

                         DESCRIPTION OF DEBT SECURITIES

     The Senior Debt Securities are to be issued under an Indenture, dated as of June 10, 1994, (the "Senior Indenture"), between the Corporation and Bankers Trust Company, as Trustee. The Subordinated Debt Securities are to be issued under an Indenture, dated as of June 10, 1994 (the "Subordinated Indenture"), also between the Corporation and Bankers Trust Company, as Trustee. Copies of the Senior Indenture and the Subordinated Indenture have been filed with the Commission as exhibits to the Registration Statement of which this Prospectus is a part. The Senior Indenture and the Subordinated Indenture are sometimes referred to collectively herein as the "Indentures". Bankers Trust Company is hereinafter referred to as the "Senior Trustee" when referring to it in its capacity as trustee under the Senior Indenture, as the "Subordinated Trustee" when referring to it in its capacity as trustee under the Subordinated Indenture, and as the "Trustee" when referring to it in its capacity as trustee under both of the Indentures. The following summaries of certain provisions of the Senior Debt Securities, the Subordinated Debt Securities, and the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Debt Securities and the Indenture applicable to a particular series of Debt Securities (the "Applicable Indenture"), including the definitions therein of certain terms. Wherever particular Sections, Articles, or defined terms of the Applicable Indenture are referred to, it is intended that such Sections, Articles, or defined terms shall be incorporated herein by reference. Article and Section references used herein are references to the Applicable Indenture. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Applicable Indenture. The following sets forth certain general terms and provisions of the Debt Securities offered hereby.

GENERAL TERMS

     The Indentures provide that the Debt Securities issued thereunder may be issued without limit as to aggregate principal amount and provide that Debt Securities may be issued thereunder from time to time in one or more series. The Senior Debt Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Corporation which is not accorded a priority under applicable law. The Subordinated Debt Securities will rank equally with all other unsecured indebtedness of the Corporation, but, as described below, will be subordinated in right of payment to the prior payment in full of the Senior Indebtedness of the Corporation and, in certain events involving the insolvency of the Corporation, Other Senior Obligations of the Corporation. The Debt Securities will be unsecured obligations of the Corporation.

     Unless otherwise indicated in the Applicable Prospectus Supplement, principal of (and premium, if any), or interest, if any, on the Debt Securities will be payable, and the transfer of the Debt Securities will be registrable, at the office or agency of the Corporation in the Borough of Manhattan, the City of New York, maintained for such purpose and at any other office or agency maintained by the Corporation for such purpose, except that, at the option of the Corporation, interest may be paid by mailing a check to the address of the person entitled thereto as it appears on the register for the Debt Securities or by transfer to an account maintained with a bank located in the United States. (Sections 301, 305, and 1002) Debt Securities of a series may be issuable solely as Registered Securities, solely as Bearer Securities or as both Registered Securities and Bearer Securities (both as defined in the Indentures). Unless otherwise provided in the Applicable Prospectus Supplement, Debt Securities denominated in U.S. dollars are issuable in denominations of $1,000 and integral multiples of $1,000 (in the case of Registered Securities) and in denominations of $5,000 (in the case of Bearer Securities). The Indentures also provide that Debt Securities of a series may be issuable in global form, which may be of any denomination. See "Book-Entry Procedures". Unless otherwise indicated in the Applicable Prospectus Supplement, Bearer Securities will have interest coupons attached. (Sections 201 and 302) No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Corporation may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith. (Section 305)

     The Applicable Prospectus Supplement will describe the following terms of the Debt Securities offered thereby:

          (1) The title of such Debt Securities and whether such Debt Securities will be Senior Debt Securities or Subordinated Debt Securities.

          (2) The aggregate principal amount of such Debt Securities and any limit on the aggregate principal amount of Debt Securities of such series.

          (3) If other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof or the method by which such portion shall be determined.

          (4) The date or dates, or the method by which such date or dates will be determined or extended, on which the principal of such Debt Securities will be payable.

          (5) The rate or rates at which such Debt Securities will bear interest, if any, or the method by which such rate or rates will be determined, the calculation agent, if any, the date or dates from which any interest will accrue or the method by which such date or dates will be determined, the date or dates on which such interest, if any, will be payable and the regular record date or dates, if any, for the interest payable on any registered security on any interest payment date, or the method by which any such date will be determined, and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months.

          (6) The period or periods within which, the price or prices at which, the currency or currencies, currency unit or units or composite currency or currencies in which, and the other terms and conditions upon which, such Debt Securities may be redeemed in whole or in part at the option of the Corporation, if the Corporation is to have that option.

          (7) The obligation, if any, of the Corporation to redeem, repay, or purchase such Debt Securities in whole or in part, pursuant to any sinking fund or analogous provision or at the option of a holder thereof and the period or periods within which or the date or dates on which, the price or prices at which, the currency or currencies, currency unit or units or composite currency or currencies in which and the other terms and conditions upon which, such Debt Securities will be so redeemed, repaid, or purchased.

          (8) Whether such Debt Securities are to be issuable as Registered Securities, Bearer Securities, or both, any restrictions applicable to the offer, sale, or delivery of Bearer Securities and the terms, if any, upon which Bearer Securities of the series may be exchanged for Registered Securities of the series and vice versa (if permitted by applicable laws and regulations), whether such Debt Securities will be issuable initially in temporary global form, whether any such Debt Securities will be issuable in permanent global form with or without coupons and, if so, whether beneficial owners of interests in any such permanent global security may exchange such interests for Debt Securities of such series and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur, if other than in the manner provided in the Applicable Indenture, and, if Registered Securities are to be issuable as a global security, the identity of the depository for such Debt Securities.

          (9) If other than U.S. dollars, the currency or currencies, currency unit or units or composite currency or currencies in which payments of the principal of (and premium, if any) or interest, if any, on such Debt Securities will be payable or in which such Debt Securities will be denominated.

          (10) Whether the amount of payments of principal of (and premium, if any) and/or interest, if any, on such Debt Securities may be determined with reference to an index, formula, or other method and the manner in which such amounts will be determined.

          (11) Whether the Corporation or a holder may elect payment of the principal of (and premium, if any), or interest, if any, on such Debt Securities in one or more currency or currencies, currency unit or units or composite currency or currencies, other than that in which such Debt Securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of determining the exchange rate between the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are denominated or stated to be payable and the currency or currencies in which such Debt Securities are to be so payable.

          (12) The place or places, if any, other than or in addition to the City of New York, where the principal of (and premium, if any) or interest, if any, on such Debt Securities will be payable, where any

     Registered Securities may be surrendered for registration of transfer, where Debt Securities may be surrendered for conversion and where notices or demands to or upon the Corporation in respect of such Debt Securities and the Applicable Indenture may be served.

          (13) The denomination or denominations in which such Debt Securities will be issuable, if other than $1,000 or any integral multiple thereof in the case of Registered Securities and $5,000 or any integral multiple thereof in the case of Bearer Securities.

          (14) If other than the applicable Trustee, the identity of each Security Registrar and/or Paying Agent.

          (15) The date as of which any Bearer Securities of the series and any temporary Debt Security issued in global form representing outstanding Securities of the series will be dated if other than the date of original issuance of the first Debt Security of the series to be issued.

          (16) The applicability, if at all, to such Debt Securities of the provisions of Article Thirteen of the respective Indenture described under "Defeasance and Covenant Defeasance" and any provisions in modification of, in addition to or in lieu of any of the provisions of such Article.

          (17) The person to whom any interest on any Registered Security of the series shall be payable, if other than the person in whose name such Registered Security (or one or more predecessor securities) is registered at the close of business on the Regular Record Date for such interest, the manner in which, or the person to whom, any interest on any Bearer Security of the series will be payable, if otherwise than upon presentation and surrender of the coupons appertaining thereto as they severally mature, and the extent to which, or the manner in which, any interest payable on a temporary Debt Security issued in global form will be paid in other than in the manner provided in the applicable Indenture.

          (18) If such Debt Securities are to be issuable in definitive form (whether upon original issue or upon exchange of a temporary Debt Security of such series) only upon receipt of certain certificates or other documents or satisfaction of other conditions, the form and/or terms of such certificates, documents or conditions.

          (19) If such Debt Securities will be issuable upon the conversion of other Securities or upon the exercise of Debt Warrants, the time, manner, and place for such Debt Securities to be authenticated and delivered.

          (20) The provisions, if any, granting special rights to the holders of such Debt Securities upon the occurrence of such events as may be specified.

          (21) Any deletions from, modifications of or additions to the Events of Default and in the case of the Subordinated Debt Securities, the Defaults, or covenants of the Corporation with respect to such Debt Securities, whether or not such Events of Default, Defaults, or covenants are consistent with the Events of Default, Defaults, or covenants set forth in the general provisions of the Applicable Indenture.

          (22) The designation of the initial Exchange Rate Agent, if any.

          (23) Whether such Subordinated Debt Securities will be convertible into Capital Securities of the Corporation and, if so, the terms and conditions upon which such Subordinated Debt Securities will be so convertible.

          (24) Any other terms of such Debt Securities not inconsistent with the provisions of the Applicable Indenture.

     The Corporation may be required to pay Additional Amounts, as contemplated by Section 1004 of each Indenture, to any holder of Debt Securities who is not a U.S. person (including any modification to the definition of such term as contained in the Applicable Indenture as originally executed) in respect of certain taxes, assessments, or governmental charges and, if so, the Corporation may have the option to redeem such Debt Securities rather than pay such Additional Amounts (and the terms of any such option). The Indentures provide that "Additional Amounts" means any additional amounts which are required by the Debt Securities or by or pursuant to a resolution of the Board of Directors to be paid by the Corporation in respect of certain taxes imposed on such non-U.S. persons and which are owing to such holders. If the terms of any series of Debt Securities provide that the Corporation must pay Additional Amounts in respect thereof, for purposes of this Prospectus, any reference to the payment of (or premium, if any, on) or interest, if any, on such Debt Securities will be deemed to include mention of the payment of Additional Amounts provided for by the terms of such Debt Securities.

     Debt Securities may provide for an amount less than the entire principal amount thereof to be due and payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). (Section 101) Certain Federal income tax and other considerations pertaining to any such Original Issue Discount Securities will be described in the Applicable Prospectus Supplement.

     The Debt Securities may be issued under the Indentures as Original Issue Discount Securities to be offered and sold at a substantial discount from the principal amount thereof and may also be issued under the Indentures upon exercise of Debt Warrants issued by the Corporation. See "Description of Securities Warrants."

     Unless otherwise indicated in the Applicable Prospectus Supplement, the covenants contained in the Indentures and the Debt Securities will not afford holders protection in the event of a sudden decline in credit rating that might result from a recapitalization, restructuring, or other highly leveraged transaction.

BOOK-ENTRY PROCEDURES

     Upon issuance, the Debt Securities may be issued in the form of one or more fully registered global securities (the "Global Securities"). Each such Global Security will be deposited with, or on behalf of, The Depository Trust Company, as depository (the "Depository"), and registered in the name of the Depository or a nominee thereof. Unless and until it is exchanged in whole or in part for Debt Securities in definitive form, no Global Security may be transferred except as a whole by the Depository to a nominee of such Depository or by a nominee of such Depository to such Depository.

     The Depository has advised the Corporation as follows: The Depository is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depository was created to hold securities of its participating organizations ("Participants") and to facilitate the clearance and settlement of transactions among its Participants in such securities through electronic book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of securities certificates. The Depository's Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of which (and/or their representatives) own the Depository. Access to the Depository's book-entry system is also available to others, such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. The rules applicable to the Depository and its Participants are on file with the Commission.

     Ownership of beneficial interests in the Debt Securities will be limited to Participants or persons that may hold interests through Participants ("Beneficial Owners"). The Depository has advised the Corporation that upon the issuance of Global Securities representing the Debt Securities, the Depository will credit, on its book-entry registration and transfer system, the Participants' accounts with the respective principal amounts of the Debt Securities beneficially owned by such Participants. Ownership of beneficial interests in the Debt Securities represented by such Global Securities will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depository (with respect to interests of Participants) and on the records of Participants (with respect to interests of Beneficial Owners). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to own, transfer, or pledge beneficial interests in Debt Securities represented by Global Securities.

     So long as the Depository, or its nominee, is the registered owner of a Global Security, the Depository or its nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Applicable Indenture. Except as provided below, Beneficial Owners will not be entitled to have the Debt Securities represented by Global Securities registered in their names, will not receive or be entitled to receive physical delivery of the Debt Securities in definitive form, and will not be considered the owners or holders thereof under the Applicable Indenture. Accordingly, each Participant must rely on the procedures of the Depository and, if such person is a Beneficial Owner, on the procedures of the Participant through which such Beneficial Owner owns its interest, to exercise any rights of a holder under the Applicable Indenture. The Corporation understands that under existing industry practices, in the event that the Corporation requests any action of holders, or a Beneficial Owner desires to give or take any action which a holder is entitled to give or take under the Applicable Indenture, the Depository would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize Beneficial Owners owning through such Participants to give or take such action or would otherwise act upon the instructions of Beneficial Owners holding through them.

     Payment of principal of (premium, if any) and interest, if any, owing on Debt Securities registered in the name of the Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the holder of such Debt Securities represented by the Global Securities. None of the Corporation, the Trustee, or any other agent of the Corporation or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests or for supervising or reviewing any records relating to such beneficial ownership interests. The Corporation expects that the Depository, upon receipt of any payment of principal, premium, if any, or interest in respect of Debt Securities represented by Global Securities, will credit the accounts of the Participants with payment in amounts proportionate to their respective beneficial interests in the Debt Securities represented by such Global Securities as shown on the records of the Depository. The Corporation also expects that payments by Participants to Beneficial Owners will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participants subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal (premium, if any) and interest to the Depository is the responsibility of the Corporation, disbursement of such payments to Participants is the responsibility of the Depository, and disbursement of such payments to the Beneficial Owners is the responsibility of the Participants.

     If (a) the Depository notifies the Corporation that it is at any time unwilling or unable to continue as depository for the Global Securities or the Depository ceases to be a clearing agency registered under the Exchange Act, (b) the Corporation executes and delivers to the Trustee an order of the Corporation to the effect that the Global Securities shall be transferable and exchangeable, or (c) an Event of Default has occurred and is continuing with respect to the Debt Securities, or any event which after notice or lapse of time, or both, would constitute an Event of Default has occurred and is continuing, the Global Securities will be transferable or exchangeable for Debt Securities in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $1,000 and integral multiples thereof. Such definitive Debt Securities shall be registered in such name or names as the Depository shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depository from Participants with respect to ownership of beneficial interests in Debt Securities represented by such Global Securities.

     In the event of an issuance of Global Securities, procedures for initial settlement and secondary trades will be set forth in the Applicable Prospectus Supplement.

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

     Unless otherwise indicated in the Applicable Prospectus Supplement, the following provisions shall apply to the Subordinated Debt Securities and the Subordinated Indenture.

     In 1992 the Federal Reserve Board issued an interpretation of its capital adequacy regulations, and a clarification of such interpretation (collectively, the "Interpretation"), that imposed additional restrictions on subordinated debt securities in order for such securities to qualify as Tier II capital and which provided that subordinated debt of bank holding companies issued on or after September 4, 1992 cannot qualify as Tier II capital unless the subordination of the debt meets certain criteria, the subordinated debt is not subject to covenants and other provisions inconsistent with safe and sound banking practices and the subordinated debt may be accelerated only upon the bankruptcy of the bank holding company or the receivership of a major banking subsidiary. Since the Federal Reserve Board issued the Interpretation, the Corporation has not issued any subordinated debt securities, but in part in response to the Interpretation, the Corporation and the Subordinated Trustee have entered into a new Subordinated Indenture to permit the Corporation to issue Subordinated Debt Securities that would qualify as Tier II capital, subject to the limits thereon. As of December 31, 1994, all of the Old KeyCorp Subordinated Indebtedness (as defined below) and the Society Subordinated Indebtedness (as defined below), which was incurred by old KeyCorp and Society, respectively, prior to the issuance of the Interpretation, continued to constitute, and be treated by the Corporation as, Tier II capital.

     The Subordinated Debt Securities will be direct unsecured subordinated obligations of the Corporation and the indebtedness evidenced by the Subordinated Debt Securities and the payment of the principal of, premium, if any, and interest, if any, on the Subordinated Debt Securities will be subordinated in right of payment to the extent described below to the prior payment in full of all Senior Indebtedness. (Section 1601) In addition, no payments shall be made by the Corporation on account of the Subordinated Debt Securities if there shall have occurred and be continuing a default in any payment with respect to any Senior Indebtedness, or an event of default with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default or event of default. (Section 1603) In certain circumstances relating to an insolvency, bankruptcy, reorganization or similar proceedings of or relating to the Corporation, or any liquidation, dissolution or winding-up, or any assignment for the benefit of creditors or marshalling of assets and liabilities, of the Corporation (an "insolvency event"), the payment of the principal of, premium, if any, and interest, if any, on the Subordinated Debt Securities also will be subordinated in right of payment to the extent described below to the prior payment in full of all Other Senior Obligations (as defined below). (Section 1614)

     The Subordinated Indenture provides that "Senior Indebtedness" shall mean the principal of (and premium, if any) and interest on (a) all indebtedness of the Corporation for money borrowed, whether outstanding on the date of execution of the Subordinated Indenture or thereafter created, assumed, incurred or guaranteed, except (i) indebtedness on account of all Subordinated Debt Securities issued under the Subordinated Indenture, indebtedness on account of all Existing Subordinated Indebtedness (as defined below) and all indebtedness which specifically by its terms ranks equally with and not prior to the Subordinated Debt Securities or the Existing Subordinated Indebtedness in right of payment upon an insolvency event and (ii) indebtedness which specifically by its terms ranks junior to and not equally with or prior to indebtedness referred to in clause (i) above in right of payment upon an insolvency event and (b) any renewals, extensions, modifications and refundings of any such Senior Indebtedness. The term "indebtedness of the Corporation for money borrowed" shall mean the principal of (and premium, if any) and interest, if any, on all
(a) indebtedness of the Corporation (including indebtedness of others guaranteed by the Corporation), whether outstanding on the date of the Subordinated Indenture or thereafter created, incurred, assumed or guaranteed, which is for money borrowed and (b) any renewals, extensions, modifications and refundings of any such indebtedness. (Section 101) As of December 31, 1994, the Corporation had outstanding approximately $902.2 million aggregate principal amount of Senior Indebtedness.

     The Subordinated Indenture provides that "Other Senior Obligations" shall mean any obligation of the Corporation to its creditors, whether outstanding on the date of execution of the Subordinated Indenture or thereafter created, assumed, incurred or guaranteed, except (i) Senior Indebtedness, (ii) indebtedness on account of all Subordinated Debt Securities issued under the Subordinated Indenture, indebtedness on account of all Existing Subordinated Indebtedness and all indebtedness which specifically by its terms ranks equally with and not prior to the Subordinated Debt Securities or the Existing Subordinated Indebtedness in right of payment upon the happening of an insolvency event and (iii) indebtedness which specifically by its terms ranks junior to and not equally with or prior to indebtedness referred to in clause
(ii) above in right of payment upon any insolvency event. (Section 101) As of December 31, 1994, the Corporation had $538.4 million of Other Senior Obligations outstanding.

     The Subordinated Indenture does not limit or prohibit the incurrence of additional Senior Indebtedness or Other Senior Obligations, and additional Senior Indebtedness may include indebtedness of the Corporation for money borrowed that is senior to the Subordinated Debt Securities, but subordinate to other obligations of the Corporation. The Senior Debt Securities, if issued, will constitute Senior Indebtedness.

     The Subordinated Indenture provides that "Existing Subordinated Indebtedness" shall include all indebtedness for borrowed money of the Corporation under its 8.40% Subordinated Capital Notes due April 1, 1999 (originally issued by old KeyCorp and assumed by the Corporation), 8.125% Subordinated Notes due June 15, 2002 (originally issued by Society), 8.00% Subordinated Notes due July 1, 2004 (also originally issued by old KeyCorp and assumed by the Corporation), Medium-Term Notes Series IV due 1998, 2000, 2002, and 2003 (originally issued by old KeyCorp and assumed by the Corporation), and any renewals, extensions, modifications and refundings of any such indebtedness. All of the Existing Subordinated Indebtedness originally issued by old KeyCorp and assumed by the Corporation as a result of the merger on March 1, 1994 is referred to herein as "Old KeyCorp Subordinated Indebtedness" and all of the Existing Subordinated Indebtedness originally issued by Society is referred to herein as "Society Subordinated Indebtedness." As of December 31, 1994, the Corporation had outstanding $565.0 million aggregate principal amount of Existing Subordinated Indebtedness, which included $365.0 million aggregate principal amount of Old KeyCorp Subordinated Indebtedness and $200.0 million aggregate principal amount of Society Subordinated Indebtedness.

     The Society Subordinated Indebtedness is subordinated and subject in right of payment, by its terms, to the prior payment in full of all "senior indebtedness" (as defined in the indenture relating to the Society Subordinated Indebtedness, generally, as indebtedness of the Corporation whenever created, guaranteed, incurred, or assumed, for borrowed money, but excluding the Society Subordinated Indebtedness and any other indebtedness as to which it is provided in the instrument evidencing or creating such indebtedness that such indebtedness is not superior in right of payment to the Society Subordinated Indebtedness). The Old KeyCorp Subordinated Indebtedness is subordinate and junior in right of payment, by its terms, to all "senior indebtedness" (as defined in the indentures relating to the Old KeyCorp Subordinated Indebtedness, generally, as any obligations of the Corporation to its creditors, whenever incurred, other than Old KeyCorp Subordinated Indebtedness and any obligation as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligation is not "senior indebtedness". Because the Old KeyCorp Subordinated Indebtedness and the Society Subordinated Indebtedness were issued by old KeyCorp and Society, respectively, prior to the merger of old KeyCorp and Society, the relationship between the Old KeyCorp Subordinated Indebtedness and the Society Subordinated Indebtedness is not expressly provided for in the respective indentures relating to such indebtedness.

     The Subordinated Indenture excludes Existing Subordinated Indebtedness from the definition of Senior Indebtedness and, accordingly, the Subordinated Debt Securities will not be subordinated in right of payment to Existing Subordinated Indebtedness. The Subordinated Indenture also provides that the Subordinated Debt Securities are not superior in right of payment to any of the Existing Subordinated Indebtedness and do not constitute "senior indebtedness" as defined in the indentures governing the Society Subordinated Indebtedness and the Old KeyCorp Subordinated Indebtedness and, accordingly, the Subordinated Debt Securities will not have the benefit of the subordination provisions contained in such indentures.

     Upon any payment or distribution of assets to creditors upon an insolvency event relating to the Corporation, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due on or in respect of all Senior Indebtedness before the holders of the Subordinated Debt Securities will be entitled to receive any payment on account of the principal of, premium, if any, or interest, if any, on the Subordinated Debt Securities (Section 1602) or before the holders of Existing Subordinated Indebtedness will be entitled to receive any payment on account of the principal of and interest on such Existing Subordinated Indebtedness. In addition, upon any payment or distribution of assets to creditors upon an insolvency event, the holders of all Other Senior Obligations will first be entitled to receive payment in full of all amounts due on or in respect of such Other Senior Obligations before the holders of the Old KeyCorp Subordinated Indebtedness will be entitled to receive any payment on account of the principal of and interest on the Old KeyCorp Subordinated Indebtedness. If upon any such payment or distribution of assets to creditors, after giving effect to such subordination provisions applicable to the Subordinated Debt Securities and the Existing Subordinated Indebtedness in favor of the holders of Senior Indebtedness and also, in the case of the Old KeyCorp Subordinated Indebtedness, in favor of the holders of Other Senior Obligations, there remain any amounts of cash, property, or securities available for payment or distribution in respect of Subordinated Debt Securities ("Excess Proceeds") and if, at such time, any Entitled Persons (as defined below) in respect of Other Senior Obligations have not received payment in full of all amounts due on or in respect of such Other Senior Obligations, then such Excess Proceeds shall first be applied to pay or provide for the payment in full of such Other Senior Obligations before any payment or distribution may be made in respect of the Subordinated Debt Securities. (Section 1614) "Entitled Persons" means persons who are entitled to payment pursuant to the terms of Other Senior Obligations. (Section 101)

     By reason of the subordination of the Subordinated Debt Securities in favor of the holders of Senior Indebtedness and Other Senior Obligations, in the event of a distribution of assets upon an insolvency event involving the Corporation, the holders of the Subordinated Debt Securities may recover less than the holders of Senior Indebtedness and the holders of Other Senior Obligations, and as a result of the differences among the subordination provisions applicable to the Society Subordinated Indebtedness, the Old KeyCorp Subordinated Indebtedness and the Subordinated Debt Securities, including differences in the definitions of senior indebtedness in the various indentures, in an insolvency event involving the Corporation, any distribution of assets among the holders of Society Subordinated Indebtedness, Old KeyCorp Subordinated Indebtedness and the Subordinated Debt Securities may not be ratable.

OWNERSHIP OF VOTING STOCK OF SIGNIFICANT BANKS

     The Senior Indenture provides that the Corporation will not sell or otherwise dispose of, or grant a security interest in, or permit a Significant Bank (as defined below) to issue, any shares of voting stock of such Significant Bank (as defined below), unless the Corporation will own free of any security interest at least 80% of the issued and outstanding voting stock of such Significant Bank; provided, however, that the foregoing will not apply to (i) any sale or disposition where the proceeds are invested, within 90 days thereof, in any subsidiary (including any corporation which upon such investment becomes a subsidiary) engaged in a banking business or any business legally permissible for bank holding companies; provided, however, that if the proceeds are so invested in any subsidiary engaged in a business legally permissible for bank holding companies other than a banking business, the Corporation shall be prohibited from selling or otherwise disposing of, or granting a security interest in, or permitting such subsidiary to issue, any shares of voting stock of such subsidiary to the same extent as if such subsidiary were a Significant Bank if, upon making such investment, the assets of or held for the account of such subsidiary constitutes 10% or more of the consolidated assets of the Corporation, or (ii) any disposition in exchange for stock of any bank. (Section
1009) The term "Significant Bank" is defined in the Senior Indenture as any directly or indirectly owned banking subsidiary of the Corporation the assets of which constitute 10% or more of the consolidated assets of the Corporation (currently Society National Bank, Key Bank of New York and Key Bank of Washington.) (Section 101)

     The Subordinated Indenture does not contain a similar restriction on the Corporation's ability to sell or otherwise dispose of or grant a security interest in, or permit a Significant Bank to issue any shares of voting stock of any Significant Bank because inclusion of such a provision, under the Interpretation, would result in the Subordinated Debt Securities issued thereunder not qualifying as Tier II capital. The holders of Society Subordinated Indebtedness have the benefit of a covenant in the subordinated indenture relating thereto substantially similar to the covenant described above and the holders of Old KeyCorp Subordinated Indebtedness have the benefit of a covenant in the subordinated indentures relating thereto that restricts the sale, issuance or disposition of shares of stock of, or mergers or asset sales involving, certain banking subsidiaries. In order to conform to the Interpretation, the Subordinated Indenture does not contain either such covenant.

EVENTS OF DEFAULT

     The Senior Indenture. The Senior Indenture defines an "Event of Default" (with respect to any series of Senior Debt Securities) as any one of the following events: (a) default in the payment of any interest upon any Senior Debt Security when such interest becomes due and payable, and continuance of such default for a period of 30 days; (b) default in the payment of the principal of (or premium, if any, on) any Senior Debt Security when due and payable at its maturity; (c) default in the deposit any sinking fund payment when and as due; (d) failure to perform, or default in the performance or breach of, any other covenant, warranty, or agreement of the Corporation in the Senior Indenture (other than a default in the performance or breach of a covenant or warranty or agreement included in the Senior Indenture solely for the benefit of a series of Senior Debt Securities thereunder other than that series) and continuance of such default or breach for a period of 60 days after the holders of at least 25% in principal amount of the outstanding Senior Debt Securities of such series have given written notice as provided in the Senior Indenture; (e) acceleration of any indebtedness for borrowed money in an aggregate principal amount exceeding $20 million of the Corporation or a Significant Bank if such acceleration is not annulled within 10 days after written notice is given by the holders of at least 25% in principal amount of the outstanding Senior Debt Securities of such series requiring the Corporation to cause such acceleration to be annulled as provided in the Senior Indenture; (f) certain events involving the bankruptcy, insolvency, or reorganization of the Corporation or the receivership or conservatorship of any Significant Bank, and (g) any other Event of Default with respect to Senior Debt Securities of that series. (Section 501) Under certain circumstances not involving a default in the payment of principal of (premium, if any), or interest, if any, owing on the Senior Debt Securities of any series, or in the payment of any sinking fund installment, the Senior Trustee shall be protected in withholding notice to the holders of the Senior Debt Securities of such series of a default if the Senior Trustee in good faith determines that the withholding of such notice is in the interests of such holders and the Senior Trustee shall withhold such notice for certain defaults for a period of 60 calendar days. (Section 601)

     If an Event of Default described in clauses (a), (b), (c), (d), (e), or (g) above with respect to Senior Debt Securities of any series at the time outstanding occurs and is continuing, either the Senior Trustee or the holders of at least 25% in principal amount of the outstanding Senior Debt Securities of that series may declare the principal amount (or, if the Senior Debt Securities of that series are Original Issue Discount Debt Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of all the Senior Debt Securities of that series to be due and payable immediately. If an Event of Default described in clause (f) above occurs and is continuing, either the Senior Trustee or the holders of at least 25% in principal amount of all outstanding Senior Debt Securities then outstanding may declare the principal amount (or, if the Senior Debt Securities of any series are Original Issue Discount Debt Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of all the Senior Debt Securities to be due and payable immediately. At any time after a declaration of acceleration with respect to Senior Debt Securities of any series has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of outstanding Senior Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502)

     The Subordinated Indenture. The Subordinated Indenture defines an "Event of Default" (with respect to any series of Subordinated Debt Securities) as certain (a) events involving the bankruptcy, insolvency, or reorganization of the Corporation or the receivership of a Major Bank (as defined below) and (b) any other Event of Default provided with respect to Subordinated Debt Securities of that series. (Section 501) The term "Major Bank" is defined in the Subordinated Indenture as any directly or indirectly owned banking subsidiary of the Corporation, the consolidated assets of which constitute 75% or more of the consolidated assets of the Corporation. As of the date of this Prospectus, no banking subsidiary of the Corporation constitutes a Major Bank. If an Event of Default described in clause (a) above occurs and is continuing, either the Subordinated Trustee or the holders of not less than 25% in principal amount of the outstanding Subordinated Debt Securities may declare the principal amount (or, if the Subordinated Debt Securities of any series are Original Issue Discount Debt Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of that series) of all Subordinated Debt Securities to be due and payable immediately. If an Event of Default described in clause (b) above with respect to Subordinated Debt Securities of any series at the time outstanding occurs and is continuing, either the Subordinated Trustee or the holders of not less than 25% in principal amount of the outstanding Subordinated Debt Securities of that series may declare the principal amount (or, if the Subordinated Debt Securities of that series are Original Issue Discount Debt Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of that series) of all Subordinated Debt Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Subordinated Debt Securities of any series has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding Subordinated Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section
502)

     Unless otherwise provided in the terms of a series of Subordinated Debt Securities, there will be no right of acceleration of the payment of principal of a series of Subordinated Debt Securities upon a default in the payment of principal of (premium, if any), or interest, if any, owing on, or in the performance of any covenant or agreement in, the Subordinated Debt Securities of the particular series, or in the Subordinated Indenture.

     In case a Default (as defined below) shall occur and be continuing, the Subordinated Trustee may in its discretion proceed to protect and enforce its rights and the rights of the holders of Subordinated Debt Securities by appropriate judicial proceeding as the Subordinated Trustee deems most effective. The Subordinated Indenture defines a "Default" (with respect to any series of Subordinated Debt Securities) as any one of the following events: (a) an Event of Default; (b) default in the payment of any installment of interest, if any, on any Subordinated Debt Security when such interest becomes due and payable, and the continuance of such default for a period of 30 calendar days (whether or not such payment is prohibited by the subordination provisions); (c) default in payment of principal of (or premium, if any, on) any Subordinated Debt Security at its maturity (whether or not such payment is prohibited by the subordination provisions); (d) failure to deposit any sinking fund payment when due; (e) failure to perform any other covenants or warranties of the Corporation in the Subordinated Indenture (other than a covenant or warranty included in the Subordinated Indenture solely for the benefit of a series of Subordinated Debt Securities other than that series) continued for a period of 60 calendar days after holders of at least 25% in principal amount of outstanding Subordinated Debt Securities have given written notice as provided in the Subordinated Indenture; and (f) any other Default specified in the Subordinated Indenture with respect to Subordinated Debt Securities of that series. (Section 503) Under certain circumstances not involving a default in the payment of principal of (premium, if any), or interest, if any, owing on the Subordinated Debt Securities of any series, or in the payment of any sinking fund installment, the Subordinated Trustee shall be protected in withholding notice to the holders of the Subordinated Debt Securities of such series of a default if the Subordinated Trustee in good faith determines that the withholding of such notice is in the interests of such holders and the Subordinated Trustee shall withhold such notice for certain defaults for a period of 60 calendar days. (Section 601)

     In comparison to the Events of Default provided for in the Subordinated Indenture and the subordinated indenture relating to the Old Key Subordinated Indebtedness, the holders of Society Subordinated Indebtedness have the benefit of broader events of default and related acceleration rights in the subordinated indenture relating thereto, including, without limitation, any one of the following "events of default" as defined in the subordinated indenture: (a) default in the payment of any interest upon the Society Subordinated Indebtedness when such interest becomes due and payable; (b) default in the payment of principal of (or premium, if any, on) any Society Subordinated Indebtedness when due and payable at its maturity; (c) default in the performance, or breach, of any covenant or warranty of the Corporation; and (d) acceleration of any indebtedness for borrowed money of the Corporation or a principal bank (as defined in such subordinated indenture). In order to conform to the Interpretation, the Subordinated Indenture does not contain any of such events of default or acceleration rights.

     Senior and Subordinated Indentures. Subject to the duty of the Trustee during default to act with the required standard of care, under both the Senior Indenture and the Subordinated Indenture, the applicable Trustee will be under no obligation to exercise any of the rights or powers vested in it by the Applicable Indenture at the request or direction of any of the holders of Debt Securities of any series, unless such holders shall have offered to the Trustee security or indemnity reasonably satisfactory to the Trustee. (Section 602) Subject to such provisions for the indemnification of the Trustee and to certain other conditions, the holders of a majority in aggregate principal amount of outstanding Senior Debt Securities or outstanding Subordinated Debt Securities of any series will have the right, subject to certain limitations, to direct the time, method, and place of conducting any proceeding for any remedy available to the Senior Trustee or Subordinated Trustee, respectively, or exercising any trust or power conferred on the Senior Trustee or Subordinated Trustee, respectively. (Section 512)

     No holder of any series of Debt Securities will have any right to institute any proceeding with respect to the Applicable Indenture, or for the appointment of a receiver or trustee, or for any remedy thereunder, unless such holder shall have previously given to the Trustee under the Applicable Indenture written notice of a continuing Event of Default (in the case of Senior Debt Securities) or a continuing Event of Default or

Default (in the case of Subordinated Debt Securities) and unless the holders of not less than 25% in principal amount of the outstanding Debt Securities of that series shall have made written request, and offered security or indemnity reasonably satisfactory to the Trustee, to such Trustee to institute such proceeding as trustee, and such Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 calendar days. (Section 507) However, such limitations do not apply to a suit instituted by a holder of a Debt Security for enforcement of payment of the principal of (premium, if any) or subject to certain conditions, or interest, if any, on or after the respective due dates expressed in such Debt Security. (Section 508)

     The Corporation is required to furnish to the Trustee annually a statement as to the performance by the Corporation of certain of its obligations under the Indentures and as to any default in such performance. (Section 1005)

MODIFICATION AND WAIVER

     Modifications and amendments of each of the Senior Indenture and the Subordinated Indenture may be made by the Corporation and the Trustee under the Applicable Indenture with the consent of the holders of not less than 66 2/3% in principal amount of the outstanding Debt Securities of each series issued under such Indenture and affected by the modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holders of each outstanding Debt Security of the series affected thereby, (1) change the stated maturity of any principal of (or premium, if any), or any installment of principal of or interest, if any, on, any Debt Security of such series; (2) reduce the principal amount of, the rate of interest on, or any premium payable upon the redemption of any, Debt Security of such series; (3) change any obligation of the Corporation to pay Additional Amounts in respect of any Debt Security of such series; (4) reduce the portion of principal of an Original Issue Discount Security or Indexed Security that would be due and payable upon a declaration of acceleration of the maturity thereof or provable in bankruptcy;
(5) adversely affect any right of repayment at the option of the holder of any Debt Security of such series; (6) change the place or currency or currencies of payment of principal of or any premium or interest on any Debt Security of such series; (7) impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption or repayment, on or after any Redemption Date or Repayment Date, as the case may
be); (8) adversely affect the right to convert any Debt Security of such series as may be provided pursuant to the Applicable Indenture; (9) in the case of the Subordinated Indenture, modify the subordination provisions in a manner adverse to the holders of the Subordinated Debt Securities of such series; (10) reduce the percentage in principal amount of the outstanding Debt Securities, the consent of whose holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indentures or for waiver of certain defaults; (11) reduce the requirements for voting or quorum relating to Bearer Securities; or (12) modify any of the provisions relating to supplemental indentures requiring the consent of holders, relating to the waiver of past defaults or relating to the waiver of certain covenants, except to increase the percentage of such Outstanding Securities required for such actions or to provide that certain other provisions of such Indenture cannot be modified or waived without the consent of the holder of each Outstanding Security affected thereby. (Section 902)

     In addition, under the Subordinated Indenture, no modification or amendment thereof may adversely affect the rights of any holder of Senior Indebtedness or Other Senior Obligations under Article Sixteen of such Indenture (described under the caption "Subordination of Subordinated Debt Securities") without the consent of such holder of Senior Indebtedness or Other Senior Obligations. (Subordinated Indenture Section 907)

     The holders of at least 66 2/3% in principal amount of the outstanding Senior Debt Securities of any series or outstanding Subordinated Debt Securities of any series may, on behalf of all holders of the outstanding Senior Debt Securities of that series or outstanding Subordinated Debt Securities of that series, respectively, waive compliance by the Corporation with certain restrictive provisions of the Applicable Indenture. (Senior Indenture Section 1010; Subordinated Indenture Section 1009) The holders of not less than 66 2/3% in aggregate principal amount of the outstanding Senior Debt Securities of any series or the outstanding Subordinated Debt Securities of any series may, on behalf of all holders of the outstanding Senior Debt

Securities of that series or the outstanding Subordinated Debt Securities of that series, respectively, waive any past default under the Applicable Indenture, except a default in the payment of principal (or premium, if any), or interest, if any, or in the performance of certain covenants. (Section 513)

SATISFACTION AND DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     The Corporation may discharge certain obligations to holders of Debt Securities of a series that have not already been delivered to the applicable Trustee for cancellation and that either have become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable Trustee, in trust, funds in an amount sufficient to pay the entire indebtedness on such Debt Securities for principal (and premium, if any) and interest, with respect thereto, to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be. (Section 401)

     Each Indenture provides that, if the provisions of Article Thirteen are made applicable to the Debt Securities of or within a series pursuant to Section 301 thereunder, the Corporation may elect either (i) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligations to pay Additional Amounts, if any; to register the transfer or exchange of such Debt Securities; to replace temporary or mutilated, destroyed, lost or stolen Debt Securities; to maintain one or more offices or agencies in respect of such Debt Securities; and to hold moneys for payment in trust) ("defeasance") or (ii) to be released (a) in the case of any such Debt Securities that are Senior Debt Securities, from its obligations under Section 1009 of such Indenture or (b) in the case of any such Debt Securities (whether they are Senior Debt Securities or Subordinated Debt Securities), if so provided in the Applicable Prospectus Supplement, from its obligations with respect to any other covenant and, in the case of either (a) or (b) above, any omission to comply with such obligations will not constitute a Default or an Event of Default with respect to such Debt Securities ("covenant defeasance"), in either case upon the irrevocable deposit by the Corporation with the applicable Trustee (or other qualifying trustee), in trust, of (1) an amount, in the currency or currencies in which such Debt Securities are then specified as payable at Stated Maturity, (2) Government Obligations (as defined in the Indenture) applicable to such Debt Securities (with such applicability being determined on the basis of the currency in which such Debt Securities are then specified as payable at Stated Maturity) that, through the payment of principal and interest in accordance with their terms, will provide money in an amount, or (3) a combination thereof in an amount, sufficient to pay the principal of (and premium, if any, on) and interest, if any, on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

     Such a trust may only be established if, among other things, the Corporation has delivered to the applicable Trustee an opinion of counsel to the effect that the holders of such Debt Securities to be defeased will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance under clause
(i) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable U.S. federal income tax law occurring after the date of the Applicable Indenture. (Article Thirteen)

     Unless otherwise provided in the Applicable Prospectus Supplement, if, after the Corporation has deposited funds, Government Obligations, or both to effect defeasance or covenant defeasance with respect to Debt Securities of a series, (a) the holder of a Debt Security of such series is entitled to, and does, elect pursuant to the terms of such Debt Security to receive payment in a currency or currency unit other than that in which such deposit has been made in respect of such Debt Security or (b) a Currency Conversion Event (as defined in the applicable Indenture) occurs, then the indebtedness represented by such Debt Security will be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest, if any, on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency in which such Debt Security becomes payable as a result of such election or such Currency Conversion Event based on the applicable Market Exchange Rate. (Section 1305) Unless otherwise provided in the Applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest, if any, on any Debt

Security that is payable in a foreign currency with respect to which a Currency Conversion Event occurs shall be made in U.S. dollars. (Section 312)

     In the event the Corporation effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under "Events of Default" with respect to the obligations described under "Ownership of Voting Stock of Significant Banks" above (which obligations would no longer be applicable to such Debt Securities) or described in clause (d) or (g) under "Events of Default" with respect to any other covenant with respect to which there has been defeasance, the amount in such currency in which such Debt Securities are payable, and Government Obligations on deposit with the applicable Trustee will be sufficient to pay amounts due on such Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Corporation would remain liable to make payment of such amounts due at the time of acceleration.

     If the applicable Trustee or any Paying Agent is unable to apply any money in accordance with the applicable Indenture by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Corporation's obligations under such Indenture and such Debt Securities shall be revived and reinstated as though no deposit had occurred pursuant to such Indenture, until such time as such Trustee or Paying Agent is permitted to apply all such money in accordance with such Indenture; provided, however, that, if the Corporation makes any payment of principal of (or premium, if any) or interest on any such Debt Security or coupon following the reinstatement of its obligations, the Corporation shall be subrogated to the rights of the holders of such Debt Securities to receive such payment from the money held by such Trustee or Paying Agent.

     The Applicable Prospectus Supplement may further describe the provisions, if any, permitting defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series and any related coupons.

CONSOLIDATION, MERGER, AND SALE OF ASSETS

     The Corporation, without the consent of the holders of any of the Debt Securities under the Indentures, may consolidate with or merge into any other person, may convey, transfer, or lease its assets substantially as an entirety to any person, or may permit any person to merge into or consolidate with the Corporation or convey, transfer or lease its property and assets substantially as an entirety to the Corporation, provided that: (1) any successor or purchaser is a corporation organized under the laws of any domestic jurisdiction; (2) any such successor or purchaser assumes the Corporation's obligations on such Debt Securities and under the Indentures; (3) after giving effect to the transaction, with respect to any Senior Debt Securities, no Event of Default and no event which, after notice of or lapse of time or both would become an Event of Default or, with respect to any Subordinated Debt Securities, no Default and no event that, after notice or lapse of time, would become an Event of Default or a Default, shall have occurred and be continuing; (4) with respect to the Senior Indenture, if, as a result of any such consolidation or merger or such conveyance, transfer or lease, shares of voting stock of any Significant Bank would become subject to a security interest not permitted under the Senior Indenture, the Corporation or successor, as the case may be, shall take such steps as shall be necessary effectively to secure the Senior Debt Securities equally and ratably with (or prior to) all indebtedness secured thereby; and (5) certain other conditions are met. (Section 801)

CONVERSION

     The holders of Subordinated Debt Securities of a specified series that are convertible into Capital Securities ("Subordinated Convertible Debt Securities") may be entitled or, if so provided in the Applicable Prospectus Supplement, may be required at such time or times specified in the Applicable Prospectus Supplement relating to such Subordinated Convertible Debt Securities, subject to prior redemption, repayment, or repurchase, to convert any Subordinated Convertible Debt Securities of such series into Capital Securities, at the conversion price set forth in such Applicable Prospectus Supplement, subject to adjustment and to such other terms as are set forth in such Applicable Prospectus Supplement. No separate consideration will be received for any Capital Securities issued upon conversion of Subordinated Convertible Debt Securities.

RISK FACTORS OF DEBT SECURITIES DENOMINATED IN FOREIGN CURRENCIES

     Debt Securities denominated or payable in foreign currencies may entail significant risks. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency market, the imposition of foreign exchange controls, and potential illiquidity in the secondary market. These risks will vary depending upon the currency involved. These risks may be more fully described in the Applicable Prospectus Supplement.

CONCERNING THE TRUSTEE

     Bankers Trust Company is Trustee under both the Senior Indenture and the Subordinated Indenture. The Corporation and certain of its subsidiaries maintain deposit accounts and conduct other banking transactions with Bankers Trust Company in the ordinary course of business. Bankers Trust Company also serves as trustee under a senior indenture of old KeyCorp.

                         DESCRIPTION OF PREFERRED STOCK

     The following description of the terms of the shares of Preferred Stock, which sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate, does not purport to summarize any particular series of Preferred Stock. Certain terms of any offered series of Preferred Stock will be described in the Applicable Prospectus Supplement relating to such series of Preferred Stock. If so indicated in the Applicable Prospectus Supplement, the terms of any series may differ from the terms set forth below. The description of certain provisions of the Preferred Stock set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Amended and Restated Articles of Incorporation (the "Articles") and the Certificate of Amendment of the Amended and Restated Articles of Incorporation of the Corporation that relates to a particular series of Preferred Stock (the "Certificate") which will be filed with the Secretary of State of the State of Ohio at or prior to the time of the sale of the related series of Preferred Stock and which will be filed as an exhibit to or incorporated by reference in the Registration Statement.

GENERAL

     The Corporation is authorized by its Articles to issue from time to time up to 25,000,000 shares of Preferred Stock, with a par value of $1 each. All shares of Preferred Stock must be of equal rank and the express terms thereof must be identical, except in respect of the terms that may be fixed by the Board of Directors as described below, and each share of each series shall be identical with all other shares of such series, except that in the case of a series as to which dividends are cumulative, the dates from which dividends are cumulative may vary to reflect differences in the dates of issue. The Preferred Stock will, when issued against payment therefor, be fully paid and nonassessable. The Corporation currently has issued and outstanding 1,280,000 shares of 10% Cumulative Preferred Stock. See "Preferred Stock Outstanding" below for a discussion of the 10% Cumulative Preferred Stock.

     The Board of Directors is authorized by the Articles to cause shares of Preferred Stock to be issued in one or more series and with respect to each such series to fix: (1) the designation of the series, which may be by distinguishing number, letter, or title; (2) the authorized number of shares of such series, which number the Board of Directors may, except to the extent otherwise provided in the creation of the series, from time to time, increase or decrease, but not below the number of shares thereof then outstanding; (3) the dividend rate or rates (which may be fixed or adjustable) of the shares of the series; (4) the dates on which dividends, if declared, shall be payable and, in the case of series on which dividends are cumulative, the dates from which dividends shall be cumulative; (5) the redemption rights and price or prices, if any, for shares of the series, (6) the amount, terms, conditions, and manner of operation of any retirement or sinking fund to be provided for the purchase or redemption of shares of the series; (7) the amounts payable on shares of the series in the event of any liquidation, dissolution, or winding up of the affairs of the Corporation; (8) whether the shares of the series shall be convertible into Common Shares or shares of any other series or class, and, if so, the specification of such other class or series, the conversion price or prices or rate or rates, any adjustment thereof, and all other terms and conditions upon which such conversion may be made; and (9) the restrictions, if any, upon the issue of any additional shares of the same series or of any other class or series. The Board of Directors is authorized to amend from time to time the Articles fixing, with respect to any unissued shares of Preferred Stock, the matters described in clauses (1) through (9). Each series of Preferred Stock will be offered on such of the above terms and at such offering price as specified in the Applicable Prospectus Supplement.

     As described under "Depositary Shares" below, the Corporation may, at its option, elect to offer Depositary Shares (evidenced by depositary receipts) which will represent a fraction to be specified in the Applicable Prospectus Supplement relating to the particular series of Preferred Stock of a share of the particular series of Preferred Stock issued and deposited with the Depositary (as defined below), in lieu of offering full shares of such series of the Preferred Stock.

CERTAIN DEFINITIONS

     For the purposes of this Description of Preferred Stock:

     Whenever reference is made to shares "ranking prior to the Preferred Stock," such reference shall mean and include all shares of the Corporation in respect of which the rights of the holders thereof either as to the payment of dividends or as to distribution in the event of a liquidation, dissolution, or winding up of the Corporation are given preference over the rights of the holders of Preferred Stock.

     Whenever reference is made to shares "on a parity with the Preferred Stock," such reference shall mean and include all shares of the Corporation in respect of which the rights of the holders thereof as to the payment of dividends or as to distributions in the event of a liquidation, dissolution, or winding up of the Corporation rank on an equality or parity with the rights of the holders of Preferred Stock.

     Whenever reference is made to shares "ranking junior to the Preferred Stock," such reference shall mean and include all shares of the Corporation in respect of which the rights of the holders thereof as to the payment of dividends and as to distributions in the event of a liquidation, dissolution, or winding up of the Corporation are junior or subordinate to the rights of the holders of Preferred Stock.

DIVIDENDS

     The holders of Preferred Stock of each series, in preference to the holders of Common Shares and of any other class of shares of the Corporation ranking junior to the Preferred Stock shall be entitled to receive, out of any funds legally available for the payment of dividends and when and as declared by the Board of Directors, cash dividends at the rates set forth in the Applicable Prospectus Supplement, and no more, payable on the dividend payment dates fixed for such series set forth therein (each, a "Dividend Payment Date"). If any date specified as a Dividend Payment Date is not a business day, dividends, if declared, on the Preferred Stock will be paid on the immediately succeeding business day, without interest. Such rates may be fixed or variable. If variable, the formula used for determining the dividend rate for each dividend period will be set forth in the Applicable Prospectus Supplement. Dividends on the Preferred Stock may be cumulative or non-cumulative as provided in the Applicable Prospectus Supplement.

     No full dividends may be paid upon, declared, or set apart for the payment of dividends on shares ranking on a parity with or junior to the Preferred Stock unless dividends shall have been paid or set apart for payment on the Preferred Stock.

REDEMPTION

     A series of Preferred Stock may be redeemable at any time, in whole or in part, at the option of the Corporation or the holder thereof upon terms and at the redemption prices set forth in the Applicable Prospectus Supplement relating to such series.

RIGHTS UPON LIQUIDATION

     The holders of shares of Preferred Stock of any series shall, in case of liquidation, dissolution, or winding up of the Corporation, be entitled to receive in full out of the assets of the Corporation, including its capital, before any amount shall be paid or distributed among the holders of Common Shares or any other shares ranking junior to the Preferred Stock, the amounts set forth in the Applicable Prospectus Supplement with respect to shares of such series, plus all accrued and unpaid dividends for such series, in accordance with the terms set forth in the Applicable Prospectus Supplement.

CONVERSION

     The holders of specified series of Preferred Stock may be entitled or, if so provided in the Applicable Prospectus Supplement, may be required, to convert such shares into Common Shares or any other class or series of Capital Securities or, in the case of Preferred Stock that is convertible at the option of the Corporation, other debt securities of the Corporation, at such conversion price or prices and on such other terms as may be set forth in the Applicable Prospectus Supplement relating to such series of Preferred Stock.

VOTING RIGHTS

     The holders of Preferred Stock shall not be entitled to vote upon matters presented to the shareholders, except as provided herein or as required by law.

     If the Corporation shall fail to pay full cumulative dividends on any series of Preferred Stock or the 10% Cumulative Preferred Stock (if then outstanding) for six quarterly dividend payment periods, whether or not consecutive, the number of directors will be increased by two, and the holders of all outstanding series of Preferred Stock and the 10% Cumulative Preferred Stock, voting as a single class without regard to series, will be entitled to elect such additional two directors until full cumulative dividends for all past dividend payment periods on all series of Preferred Stock and the 10% Cumulative Preferred Stock have been paid or declared and set apart for payment or until non-cumulative dividends have been paid regularly for at least one full year. Such right to vote separately as a class to elect directors shall, when vested, be subject, always, to the same provisions for the vesting of such right to elect directors separately as a class in the case of future dividend defaults. At any time when such right to elect directors separately as a class shall have so vested, the Corporation may, and upon the written request of the holders of record of not less than twenty percent of the total number of shares of the Preferred Stock and 10% Cumulative Preferred Stock of the Corporation then outstanding shall, call a special meeting of shareholders for the election of such directors. In the case of such a written request, such special meeting shall be held within ninety days after the delivery of such request and, in either case, at the place and upon the notice provided by law and in the Regulations of the Corporation, provided that the Corporation shall not be required to call such a special meeting if such request is received less than 120 days before the date fixed for the next ensuing annual meeting of shareholders of the Corporation. Directors elected as aforesaid shall serve until the next annual meeting of shareholders of the Corporation or until their respective successors shall be elected and qualify. If, prior to the end of the term of any director elected as aforesaid, a vacancy in the office of such director shall occur during the continuance of a default in dividends on any series of Preferred Stock by reason of death, resignation, or disability, such vacancy shall be filled for the unexpired term by the appointment by the remaining director or directors elected as aforesaid of a new director for the unexpired term of such former director.

     Under existing interpretations of the Federal Reserve Board and the OTS, if the holders of any series of Preferred Stock (including, in this case, the 10% Cumulative Preferred Stock) become entitled to vote for the election of directors because dividends on such series are in arrears, such series may then be deemed a "class of voting securities" and a holder of 25% or more of such series (or a holder of 5% or more if such holder otherwise exercises a "controlling influence" over the Corporation) may then be subject to regulation as a bank holding company in accordance with the BHCA, and as a savings and loan holding company in accordance with the HOLA. In addition, at such time, (i) any bank holding company or foreign bank with a U.S. presence may be required to obtain the approval of the Federal Reserve Board under the BHCA to acquire or retain 5% or more of such series and (ii) any person other than a bank holding company may be required to obtain the approval of the Federal Reserve Board and the OTS under the CBCA to acquire or retain 10% or more of such series.

     The affirmative vote or consent of the holders of at least two-thirds of the then outstanding shares of Preferred Stock, given in person or by proxy, either in writing or at a meeting called for the purpose at which the holders of Preferred Stock shall vote separately as a class, shall be necessary to effect any amendment, alteration, or repeal of any of the provisions of the Corporation's Articles or the Regulations of the Corporation which would be substantially prejudicial to the voting powers, rights, or preferences of the holders of Preferred Stock (but so far as the holders of Preferred Stock are concerned, such action may be effected with such vote or consent); provided, however, that neither the amendment of the Corporation's Articles to authorize or to increase the authorized or outstanding number of shares of any class ranking junior to or on a parity with the Preferred Stock, nor the amendment of the Regulations so as to change the number of directors of the Corporation shall be deemed to be substantially prejudicial to the voting powers, rights, or preferences of the holders of Preferred Stock (and any such amendment referred to in this proviso may be made without the vote or consent of the holders of the Preferred Stock); and provided further that if such amendment, alteration, or repeal would be substantially prejudicial to the rights or preferences of one or more but not all then outstanding series of Preferred Stock, the affirmative vote or consent of the holders of at least two-thirds of the then outstanding shares of the series so affected shall be required.

     The affirmative vote or consent of the holders of at least two-thirds of the then outstanding shares of Preferred Stock and, if the holders of 10% Cumulative Preferred Stock are entitled to vote on such matter pursuant to
Section 5 of Part A of Article IV of the Articles, the 10% Cumulative Preferred Stock, given in person or by proxy, either in writing or at a meeting called for the purpose at which the holders of Preferred Stock and, if applicable, 10% Cumulative Preferred Stock shall vote as a single class shall be necessary to effect any one or more of the following:

          (a) The authorization of, or the increase in the authorized number of, any shares of any class ranking prior to the Preferred Stock; or

          (b) The purchase or redemption for sinking fund purposes or otherwise of less than all of the then outstanding Preferred Stock except in accordance with a purchase offer made to all holders of record of Preferred Stock, unless all dividends on all Preferred Stock then outstanding for all previous dividend periods shall have been declared and paid or declared and funds therefor set apart and all accrued sinking fund obligations applicable thereto shall have been complied with.

PREEMPTIVE RIGHTS

     No holder of Preferred Stock is entitled as a matter of right to subscribe for or purchase any part of any issue of shares of the Corporation, of any class whatsoever, or any part of any issue of securities convertible into shares of the Corporation, of any class whatsoever, and whether issued for cash, property, services, or otherwise.

REPURCHASE OF SHARES

     Subject to the express terms of any series of Preferred Stock or the 10% Cumulative Preferred Stock, the Corporation, by action of its Board of Directors and without action by its shareholders, is authorized by its Articles to purchase any shares of any series of Preferred Stock from time to time in accordance with the provisions of the Ohio General Corporation Law. Such purchases may be made either in the open market, or at public or private sales, in such manner and amounts and at such price as the directors shall, from time to time determine.

PREFERRED STOCK OUTSTANDING

     The Corporation has issued and outstanding 1,280,000 shares of the 10% Cumulative Preferred Stock, which is the only class or series of Preferred Stock of the Corporation currently outstanding. Dividends, which are cumulative, are payable on the 10% Cumulative Preferred Stock quarterly on March 31, June 30, September 30, and December 31 of each year at the rate per annum equal to 10% of the liquidation preference of $125, or $12.50, per share. The 10% Cumulative Preferred Stock ranks prior to the Common Shares as to payment of dividends and upon distribution in the event of a liquidation, dissolution, or winding up of the Corporation. Unless full cumulative dividends on the 10% Cumulative Preferred Stock have been paid for all past dividend payment periods, no dividends (other than in Common Shares or another stock ranking junior to the 10% Cumulative Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment nor shall any other distribution be made upon the Common Shares or on any other stock of the Corporation ranking junior to or on a parity with the 10% Cumulative Preferred Stock as to dividends or upon liquidation. Except as expressly required by applicable law, the holders of shares of 10% Cumulative Preferred Stock are not entitled to vote on matters presented to shareholders except under certain circumstances, including (a) if the Corporation fails to pay full cumulative dividends on the 10% Cumulative Preferred Stock or on any class of Preferred Stock for six quarterly dividend periods, whether or not consecutive, in which case the number of directors of the Corporation will be increased by two and the holders of all outstanding shares of 10% Cumulative Preferred Stock, together with the holders of all other outstanding classes of Preferred Stock, will be entitled to vote separately as a single class without regard to series to elect such additional two Directors until full cumulative dividends for all past dividend payment periods on all classes of Preferred Stock and the 10% Cumulative Preferred Stock have been paid or declared and set apart for payment, and (b) the adoption of any amendment to the Corporation's Articles that would adversely affect the powers, preferences, privileges, or rights of the shares of the 10% Cumulative Preferred Stock, subject to certain exceptions.

     The holders of shares of 10% Cumulative Preferred Stock have no preemptive rights to acquire any additional shares of the Corporation.

     The 10% Cumulative Preferred Stock is not redeemable prior to June 30, 1996. On and after such date, the 10% Cumulative Preferred Stock will be redeemable in cash at the option of the Corporation, in whole or in part, from time to time upon not less than 30 nor more than 60 days' notice, with the prior approval of the Federal Reserve Board (if such approval is required), at $125 per share plus all accrued and unpaid dividends to the date fixed for redemption. Shares of the 10% Cumulative Preferred Stock that are redeemed will be deemed retired.

     The 10% Cumulative Preferred Stock is not convertible into shares of any other class or series of the capital stock of the Corporation.

     In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, the holders of shares of 10% Cumulative Preferred Stock will be entitled to receive out of the assets of the Corporation available for distribution to shareholders, before any distribution of assets is made to holders of Common Shares or any other class of stock of the Corporation ranking junior to the 10% Cumulative Preferred Stock upon liquidation, liquidating distributions in the amount of $125 per share plus accrued and unpaid dividends. If, upon any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation the amounts payable with respect to the 10% Cumulative Preferred Stock and any other shares of stock of the Corporation ranking as to any such distribution on a parity with the 10% Cumulative Preferred Stock are not paid in full, the holders of shares of the 10% Cumulative Preferred Stock and of such other shares will share ratably in any such distribution of assets of the Corporation in proportion to the full respective preferential amounts to which they are entitled.

     The 10% Cumulative Preferred Stock is evidenced by depositary shares, each of which represents a one-fifth interest in a share of 10% Cumulative Preferred Stock. The 10% Cumulative Preferred Stock is deposited under a Deposit Agreement, dated July 27, 1991 between the Corporation and Society National Bank, successor to The Chase Manhattan Bank, as depositary.

                        DESCRIPTION OF DEPOSITARY SHARES

     The description set forth below and in any Prospectus Supplement of certain provisions of the Deposit Agreement (as defined below) and of the Depositary Shares and Depositary Receipts (as defined below) does not purport to be complete and is subject to, and qualified in its entirety by reference to, the forms of Deposit Agreement and Depositary Receipt relating to each series of the Preferred Stock, which are filed with the Commission as exhibits to the Registration Statement of which this Prospectus is a part, copies of which may be obtained from the Corporation upon request.

GENERAL

     The Corporation may elect to offer fractional shares of Preferred Stock rather than full shares of Preferred Stock. In such event, the Corporation will cause depositary receipts ("Depositary Receipts") to be issued for Depositary Shares, each of which will represent a fraction (to be set forth in the Applicable Prospectus Supplement relating to a particular series of Preferred Stock) of a share of a particular series of Preferred Stock as described below.

     The shares of any series of Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the "Deposit Agreement") between the Corporation and a bank or trust company selected by the Corporation having its principal office in the United States and having a combined capital and surplus of at least $50,000,000, and any successor as depositary (the "Depositary"). Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented by such Depositary Share, to all the rights, preferences, and privileges of the Preferred Stock represented thereby, including any and all dividend, voting, redemption, conversion, and liquidation rights provided for in the Certificate.

     The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the Deposit Agreement. Depositary Receipts will be distributed to those persons purchasing the fractional shares of Preferred Stock in accordance with the terms of the offering.

     Pending the preparation of definitive Depositary Receipts, the Depositary will, upon the written order of the Corporation or any holder of Preferred Stock, execute and deliver temporary Depositary Receipts which are substantially identical to, and entitle the holders thereof to all the benefits pertaining to, the definitive Depositary Receipts. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts upon surrender of the temporary Depositary Receipts at the Depositary's principal office or such other office or offices, if any, as the Depositary may designate, at the Corporation's expense and without charge to the holder.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The Depositary will distribute cash dividends or other cash distributions received in respect of the deposited shares of Preferred Stock, including any cash received upon redemption of any shares of Preferred Stock, to the record holders of Depositary Receipts relating to such Preferred Stock in such amounts as are, as nearly as practicable, in proportion to the numbers of Depositary Shares evidenced by the Depositary Receipts held by such holders.

     In the event of a distribution other than in cash on the deposited shares of Preferred Stock, the Depositary will distribute property received by it to the record holders of Depositary Receipts in such amounts as are, as nearly as practicable, in proportion to the numbers of such Depositary Shares evidenced by the Depositary Receipts held by such holders, in any manner that the Depositary and the Corporation may deem equitable and practicable for accomplishing such distribution. If the Depositary, after consultation with the Corporation, determines that such distribution cannot be made proportionately or that it is otherwise not feasible to make such distribution, it may, with the approval of the Corporation, adopt such method as it deems equitable and practicable for the purpose of effecting such distribution, including the public or private sale of the property received. The Depositary will distribute or make available for distribution the net proceeds of any such sale to the holders entitled thereto.

REDEMPTION OF PREFERRED STOCK

     A series of Preferred Stock may be redeemable at any time, in whole or in part, at the option of the Corporation or the holder thereof, as set forth in the Applicable Prospectus Supplement relating to such series of Preferred Stock. Whenever the Corporation elects to redeem shares of Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares representing shares of Preferred Stock so redeemed, provided the Corporation shall have paid in full to the Depositary the redemption price of the Preferred Stock to be redeemed. In the event of such a redemption at the option of the Corporation, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption of such Preferred Stock held by the Depositary. If fewer than all the outstanding Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by the Depositary by lot or pro rata or by any other equitable method, in each case as may be determined by the Corporation.

     In addition, although Depositary Shares, as such, are not redeemable at the option of the holder of Depositary Receipts evidencing Depositary Shares, such holder may, if so specified in the Applicable Prospectus Supplement relating to an offering of Depositary Shares, surrender Depositary Receipts with written instructions to the Depositary to instruct the Corporation to cause the redemption of any specified number of whole or fractional shares of Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipts. The Corporation will thereafter cause the redemption of the Preferred Stock at the redemption price utilizing the same procedures as those provided for delivery of Preferred Stock to effect such redemption.

     In the event of redemption at the option of either the Corporation or the holders of Depositary Receipts, the redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share paid in respect of the shares of the deposited Preferred Stock so redeemed, plus any other money and other property, if any, represented by each such Depositary Share, including an amount equal to any accrued and unpaid dividends thereon to the date of such redemption.

     Unless the Corporation defaults in the payment of the redemption price of any Preferred Stock called for redemption by the Corporation or the holder thereof and unless otherwise specified in the Certificate, (i) from and after the redemption date, all dividends in respect of the shares of Preferred Stock called for redemption will cease to accrue, the Depositary Shares so called for redemption shall no longer be deemed outstanding, and, except as set forth in clause (ii) below, all rights of holders of such Depositary Shares shall terminate except for the right to receive the redemption price thereof, and (ii) in the case of any redemption at the option of the Corporation or at the option of the holder, any rights of conversion in respect of such shares of Preferred Stock shall terminate on the close of business on the redemption date.

CONVERSION OF PREFERRED STOCK AT THE OPTION OF THE CORPORATION

     The holders of Depositary Shares may be obligated at any time or upon maturity of the Preferred Stock represented by the Depositary Shares to convert the Depositary Shares for the number of whole shares of Capital Securities or other debt securities of the Corporation (as the case may be, in accordance with the terms of such series of Preferred Stock) in proportion to the number of shares of Preferred Stock represented by the Depositary Shares. Whenever the Corporation exercises its option to convert shares of Preferred Stock held by the Depositary in whole or in part, the Depositary will convert as of the same conversion date the number of Depositary Shares representing shares of Preferred Stock so converted provided the Corporation shall have issued and deposited with the Depositary the Capital Securities or other debt securities for the Preferred Stock to be converted and paid in full to the Depositary any accrued and unpaid dividends thereon. In the event of such conversion at the option of the Corporation, the Depositary Shares will be converted at a conversion rate per Depositary Share equal to the applicable fraction of the conversion rate per share then in effect in respect of the shares of deposited Preferred Stock so converted as such conversion rate may be adjusted from time to time as provided in the Certificate of Amendment, plus any other money and other property, if any, represented by each such Depositary Share, including all amounts paid by the Corporation in respect of dividends which on the conversion date have accrued on the shares of Preferred Stock to be so converted and have not theretofore been paid. If fewer than all the outstanding Depositary Shares are to be converted, the Depositary Shares to be converted will be selected by the Depositary by lot or pro rata or by any other equitable method, in each case as may be determined by the Corporation.

     From and after the dated fixed for conversion, all dividends in respect of the shares of Preferred Stock called for conversion shall cease to accrue to the extent set forth in the Certificate, any rights of conversion or redemption at the option of the holders of the Depositary Shares represented by Depositary Receipts evidencing the shares of Preferred Stock called for conversion shall terminate at the close of business on such conversion date to the extent set forth in the Certificate, the Depositary Shares called for conversion will no longer be deemed to be outstanding, and all rights of the holders of the Depositary Receipts evidencing the Depositary Shares will cease, except the right to receive the securities payable upon such conversion and any money and other property, if any, to which the holders of such Depositary Shares were entitled upon such conversion upon surrender to the Depositary of the Depositary Receipts evidencing such Depositary Shares.

CONVERSION OF PREFERRED STOCK AT THE OPTION OF THE HOLDER

     The Depositary Shares, as such, are not convertible at the option of the holder thereof into Common Shares or any other securities or property of the Corporation. Nevertheless, if so specified in the Applicable Prospectus Supplement relating to an offering of Depositary Shares, any holder of Depositary Shares representing any series of Preferred Stock which is convertible at the option of the holder, upon surrender of the Depositary Receipts therefor and delivery of instructions to the Depositary, may cause the Corporation to convert any specified number of shares of Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipts into the number of whole Common Shares or whole number of shares of any other class or series of Capital Securities of the Corporation (as the case may be, in accordance with the terms of such series of the Preferred Stock) as are issuable, as provided in the Certificate upon conversion of such shares of Preferred Stock at the conversion rate (as such term is defined in the Certificate) then in effect, as such conversion rate may be adjusted by the Corporation from time to time as provided in the Certificate. In the event that a holder delivers Depositary Receipts to the Depositary for conversion which in the aggregate are convertible either into less than one whole Common Share or one whole share of any other class or series of Capital Securities or into any number of whole Common Shares or whole shares of any other class or series of Capital Securities plus an excess constituting less than one whole Common Share or one whole share of any other class or series of Capital Securities, the holder shall receive payment in lieu of such fractional Common Shares or fractional shares of such Capital Securities.

WITHDRAWAL OF PREFERRED STOCK

     Any holder of Depositary Receipts may, upon surrender of such Depositary Receipts therefor to the Depositary (unless the related Preferred Stock has previously been called for redemption or conversion at the option of the Corporation), receive the number of whole shares of the related series of Preferred Stock and any money and other property represented by such Depositary Receipts. Holders of Depositary Receipts making such withdrawals will be entitled to receive whole shares of Preferred Stock on the basis set forth in the Applicable Prospectus Supplement for such series of Preferred Stock, but holders of such whole shares of Preferred Stock will not thereafter be entitled to deposit such Preferred Stock under the Deposit Agreement or to receive Depositary Shares therefor. If the Depositary Shares represented by the Depositary Receipts surrendered by the holder in connection with such withdrawal exceed the number of Depositary Shares that represent the number of whole shares of Preferred Stock to be withdrawn, the Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

VOTING THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of shares of the Preferred Stock are entitled to vote, the Depositary will, as soon as practicable thereafter, mail the information contained in such notice of meeting to the record holders of the Depositary Receipts representing the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Receipt on the record date (which will be the same date as the record date of the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depositary Shares. Upon the written request of a record holder of such Depositary Receipt, the Depositary will, insofar as practicable, vote or cause to be voted the amount of Preferred Stock represented by such Depositary Shares evidenced by such Depositary Receipt in accordance with such instructions, and the Corporation will agree to take all reasonable actions which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting shares of the Preferred Stock to the extent it does not receive specific instructions from the holder of Depositary Receipts evidencing the Depositary Shares representing such Preferred Stock. The Depositary will not be required to exercise discretion in voting any Preferred Stock represented by the Depositary Shares evidenced by such Receipts.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time and from time to time be amended by agreement between the Corporation and the Depositary in any respect that they may deem necessary or desirable. However, any amendment which materially and adversely alters the rights of the holders of Depositary Receipts or which would be materially and adversely inconsistent with the rights granted to the holders of the Preferred Stock will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding.

     The Deposit Agreement automatically terminates if (i) all outstanding Depositary Shares have been redeemed, converted, or withdrawn; (ii) each share of Preferred Stock has been converted into Common Shares or shares of any other class or series of Capital Securities; or (iii) there has been a final distribution in respect of the Preferred Stock in connection with any liquidation, dissolution, or winding up of the Corporation and such distribution has been distributed to the holders of Depositary Receipts. The Deposit Agreement also may be terminated by the Corporation at any time upon not less than 60 days prior written notice to the Depositary, in which case the Depositary will, upon a date not later than 30 days after the date of such notice, deliver to the record holders, upon surrender of the Depositary Receipts, such number of whole shares of Preferred Stock as are represented by such Depositary Receipts. In the event that such Depositary Receipts represent a fractional number of shares of Preferred Stock, the Depositary will aggregate all interests in such fractional shares, and, with the approval of the Corporation, adopt such method as it deems equitable and practicable for the purpose of effecting the distribution of such interests, including the public or private sale of the whole number of shares of Preferred Stock so aggregated, or any part thereof, after which the Depositary will distribute or make available for distribution to the holders of such Depositary Receipts, as the case may be, the net proceeds of any such sale.

CHARGES OF DEPOSITARY AND OTHER TAXES AND CHARGES

     The Corporation will pay all fees and expenses of the Depositary, and all charges of the Depositary in connection with the initial deposit of the Preferred Stock and the initial issuance of the Depositary Shares evidenced by the Depositary Receipts, all withdrawals of shares of Preferred Stock by holders of Depositary Shares, any redemption or conversion of the Preferred Stock at the option of such holder and any redemption or conversion of the Preferred Stock at the option of the Corporation. The Corporation will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. Holders of Depositary Shares will pay such other transfer and other taxes and governmental charges as are expressly provided in the Deposit Agreement to be for their accounts.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The Depositary may resign at any time by delivering to the Corporation notice of its election to do so, and the Corporation may at any time remove the Depositary by notice of such removal delivered to the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 calendar days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

     The Depositary will forward to the holders of Depositary Receipts all notices and reports from the Corporation which are delivered to the Depositary in its capacity as holder of Preferred Stock and which the Corporation is required to furnish to the holders of the Preferred Stock.

     Neither the Depositary nor the Corporation will be liable to any holder of any Depositary Receipt if it is prevented or delayed by reason of any present or future law or regulation of the United States or of any other governmental authority, or by reason of any present or future provision of the Articles or the Certificate or by any other circumstance beyond its control in performing its obligations under the Deposit Agreement or by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement. The obligations and liabilities of the Corporation to holders of Depositary Receipts and the Depositary under the Deposit Agreement or any Depositary Receipt will be limited to performance in good faith of such duties as are specifically set forth in the Deposit Agreement and the Corporation and the Depositary will not be obligated to appear in, prosecute, or defend any action, suit, or other proceeding in respect of deposited shares of Preferred Stock, Depositary Shares, or Depositary Receipts that in its opinion may subject it to expense or liability unless satisfactory indemnity is furnished. The Depositary and the Corporation may rely upon the written advice of counsel and the written advice of and information provided by any accountant, any holders of Depositary Receipts and any other persons believed by it in good faith to be competent to give such advice or information and upon documents believed by it to be genuine and to have been signed or presented by the proper party or parties.

     In the event the Depositary shall receive conflicting claims, requests, or instructions from any holders of Depositary Receipts, on the one hand, and the Corporation, on the other hand, the Depositary shall be entitled to act on such claims, requests, or instructions received from the Corporation.

                          DESCRIPTION OF COMMON SHARES

     The description of certain provisions of the Common Shares set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles and the Regulations (i.e. by-laws) of KeyCorp which are exhibits to the Registration Statement.

GENERAL

     The Corporation's Common Shares as of December 31, 1994 consisted of 900,000,000 authorized shares, with a par value of $1 each, of which there were 240,362,117 shares outstanding (exclusive of treasury shares). The Common Shares are traded on the New York Stock Exchange. The transfer agent and registrar for the Common Shares is Society National Bank.

     Common Shares of the Corporation may be issued from time to time, in such amounts and proportion and for such consideration as may be fixed by the Board of Directors of the Corporation. No holder of Common Shares has any preemptive or preferential rights to purchase or to subscribe for any shares of capital stock or other securities which may be issued by the Corporation. The Common Shares have no redemption or sinking fund provisions applicable thereto. Common Shares do not have any conversion rights. The rights of holders of Common Shares will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future.

     The Corporation may issue authorized but unissued Common Shares in connection with several employee benefit and stock option and incentive plans maintained by the Corporation or its subsidiaries, and the Corporation's Automatic Dividend Reinvestment and Cash Payment Plan.

     The outstanding Common Shares are fully paid and non-assessable and future issuances of Common Shares, when fully paid for, will be non-assessable except that in both cases Section 1701.95 of the Ohio General Corporation Law provides that a shareholder who knowingly receives any dividend, distribution, or payment made contrary to law or the articles of a corporation shall be liable to the Corporation for the amount received by him that is in excess of the amount that could have been paid or distributed without violation of law or the articles.

DIVIDENDS

     When, as, and if dividends, payable in cash, stock, or other property, are declared by the Board of Directors of the Corporation out of funds legally available therefor, the holders of Common Shares are entitled to share equally, share for share, in such dividends. The payment of dividends on the Common Shares is subject to the prior payment of dividends on the Preferred Stock and on the 10% Cumulative Preferred Stock.

VOTING

     Except as described under "Outstanding Preferred Stock" above, holders of Common Shares have exclusive voting rights of the Corporation and are entitled to one vote for each share on all matters voted upon by the shareholders. Holders of Common Shares do not have the right to cumulate their voting power.

LIQUIDATION

     In the event of any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, the holders of the Common Shares are entitled to receive, on a share for share basis, any assets or funds of the Corporation which are distributable to its holders of Common Shares upon such events, subject to the prior rights of creditors of the Corporation and holders of the Corporation's outstanding Preferred Stock and the 10% Cumulative Preferred Stock.

SHAREHOLDER RIGHTS PLAN

     In August 1989, the Corporation's Board of Directors declared a dividend consisting of Rights to Purchase Common Shares ("Rights"). One of the Rights was distributed with respect to each Common Share outstanding on September 12, 1989. Rights have been and will continue to be issued in respect to all

Common Shares that are issued after September 12, 1989 but before the earlier of the expiration or redemption of the Rights or the occurrence of a Triggering Event (as defined below), or upon the exercise of any employee stock option granted prior to a Triggering Event. The description and terms of the Rights are set forth in the Rights Agreement, dated as of August 25, 1989, between the Corporation and First Chicago Trust Company of New York, as Rights Agent, as amended by the First Amendment to Rights Agreement, dated as of February 21, 1991, between the Corporation and the First Chicago Trust Company of New York, as Rights Agent, a Second Amendment to Rights Agreement, dated as of September 12, 1991, between the Corporation and First Chicago Trust Company of New York, as Rights Agent, a letter of resignation of First Chicago Trust Company of New York, dated June 26, 1992, a letter of the Corporation, dated June 26, 1992, to Ameritrust Texas National Association (now Society National Bank), and a Third Amendment to Rights Agreement, dated as of October 1, 1993, between the Corporation and Society National Bank, as Rights Agent (such documents being hereinafter collectively referred to as "Rights Agreement" which is filed as an exhibit to the Registration Statement). The Rights are designed to protect the interests of the Corporation and its shareholders against coercive takeover tactics. The purpose of the Rights Agreement is to encourage potential acquirors to negotiate with the Corporation's Board of Directors prior to attempting a takeover and to give the Board leverage in negotiating on behalf of all shareholders the terms of any proposed takeover. The Rights Agreement may, but is not intended to, deter takeover proposals.

     Each of the Rights initially represents the right to purchase one Common Share for $65 (the "Purchase Price"). The Rights will become exercisable 20 calendar days after the earlier of (1) the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person (as defined below), or (2) a public announcement that a person or group has become the beneficial owner of 15% or more of the outstanding Common Shares (such person or group being an "Acquiring Person").

     Until the Rights become exercisable, they will trade with the Common Shares, and any transfer of Common Shares will also constitute a transfer of the associated Rights. When the Rights become exercisable, they will begin to trade separate and apart from the Common Shares. At that time, separate certificates representing the Rights will be mailed to holders.

     Twenty days after certain events occur ("Flip-in Events"), each of the Rights will become the right to purchase one Common Share for the then par value per share (now $1.00 per share), and the Rights beneficially owned by an Acquiring Person will become void. The Flip-in Events are (1) the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares, unless the Common Shares are acquired in a tender or exchange offer for all of the Common Shares at a price and on other terms approved in advance by the Corporation's Board of Directors, (2) certain self-dealing transactions between the Corporation and an Acquiring Person, and (3) a reclassification or recapitalization of the Corporation that has the effect of increasing by more than 1% the percentage of the Common Shares owned by an Acquiring Person.

     If, after a person or group becomes an Acquiring Person, the Corporation is acquired in a merger or other business combination or 50% or more of its assets or earning power is sold, each of the Rights will "flip-over" and become the right to purchase common shares of the acquiror (a "Flip-over Event"). The holder (other than the Acquiring Person) of each Right would, upon the occurrence of a Flip-over Event, be entitled to purchase for the then par value of a Common Share (now $1.00) the number of common shares of the acquiror having a market price equal to the market price of a Common Share.

     The Purchase Price and/or the number of Common Shares (or common shares of an acquiror) to be purchased upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event the Corporation:
(1) declares a dividend on the Common Shares payable in Common Shares, (2) subdivides or combines the outstanding Common Shares, (3) issues any shares other than Common Shares in a reclassification of the Common Shares or (4) makes a distribution to all holders of Common Shares, of debt securities, subscription rights, warrants, or other assets (except regular cash dividends). With certain exceptions, no adjustment will be required until a cumulative adjustment of at least 1% is required. The Corporation is not required to issue fractional shares and, instead, may make a cash payment based on the market price of the Common Shares.

     The Corporation's Board of Directors may redeem the Rights for 1/2 cent each (the "Redemption Price") at any time before a "Triggering Event" (which is defined as the occurrence of a Flip-over Event or the 20th day after a Flip-in Event). However, the Rights may not be redeemed while there exists an Acquiring Person unless (1) Continuing Directors, as defined below, constitute a majority of the Board of Directors and (2) a majority of the Continuing Directors approves the redemption. "Continuing Directors" are defined as directors who were in office prior to a person or group becoming an Acquiring Person or whose election to office was recommended by a majority of the Continuing Directors and who are not affiliated with the Acquiring Person. The Rights will expire on September 12, 1999, unless they are redeemed before that date.

     Until the Rights are exercised, the holders of the Rights, as such, will have no rights as shareholders of the Corporation, including the right to vote or receive dividends. Upon exercise of the Rights, the holder of the Common Share received upon the exercise thereof will be entitled to all the rights of any other holder of Common Shares.

     The provisions of the Rights Agreement may be amended by the Corporation's Board of Directors to cure any ambiguity or correct any defect or inconsistency or, prior to a Triggering Event, to make other changes that the Board of Directors deems to be desirable and not adverse to the interests of the Corporation and its shareholders.

                       DESCRIPTION OF CAPITAL SECURITIES

     The following description of Capital Securities is included in this Prospectus because a Prospectus Supplement may provide that Capital Securities will be issuable upon conversion at the option of the Corporation of a series of Subordinated Debt Securities or Preferred Stock. Whenever Capital Securities are issued upon conversion of Subordinated Debt Securities, the Corporation will be obligated to deliver Capital Securities with a Market Value (as defined below) equal to the principal amount of such Subordinated Debt Securities. In addition, the Corporation will unconditionally undertake to sell the Capital Securities in a sale (the "Secondary Offering") on behalf of any holders who elect to receive cash for the Capital Securities in which event the Corporation will bear all expenses of the Secondary Offering, including underwriting discounts and commissions. There can be no assurance, however, that there will be a market for the Capital Securities when issued or at any time thereafter. If the Corporation fails to deliver any Capital Securities when required to be delivered, the Trustee may institute judicial proceedings for (i) specific performance, (ii) money damages equal to the principal amount of the Subordinated Debt Securities for which Capital Securities were to be converted or (iii) any other proper remedy. If the Corporation fails to effect the Secondary Offering, it will deliver to the holders Capital Securities and not cash, upon exchange of the Subordinated Debt Securities. In such event, the Corporation will have no specifically enforceable obligation to effect the Secondary Offering, but will not be relieved of any liability for money damages it would have for breach of its obligation to effect a Secondary Offering of sufficient amounts of Capital Securities. The "Market Value" of any Capital Securities means their sale price in the Secondary Offering. If the Corporation does not effect the Secondary Offering, the Market Value of such Capital Securities shall be their fair value when exchanged as determined by three independent nationally recognized investment banking firms selected by the Corporation.

     Whenever Preferred Stock is convertible at the option of the Corporation into Capital Securities, the Corporation will be obligated to deliver Capital Securities in an amount either based upon a conversion price or with a required conversion value. The conversion value will be determined by then market prices, by an auction or bidding procedure or by such other method as set forth in the Applicable Prospectus Supplement.

     The staff of the Commission has advised that Rules 13e-4 and 14e-1 of the Commission's rules and regulations relating to tender offers by issuers, as currently in effect and interpreted, would be applicable to the conversion of Capital Securities for Subordinated Debt Securities of any series and the Secondary Offering. If, at the time of the conversion of Capital Securities for Subordinated Debt Securities of any series and the Secondary Offering, Rule 13e-4 or Rule 14e-1 (or any successor rule or rules) applies to such transactions, the Corporation will comply with such rule (or any successor rule or rules) and will afford holders of such Subordinated Securities all rights and will make all filings required by such rule (or successor rule or rules).

Rule 13e-4 and Rule 14e-1 may also be deemed to apply to Preferred Stock that is convertible at the option of the Corporation.

     The Capital Securities may consist of Common Shares or Preferred Stock. All Capital Securities which will be issuable upon conversion of Subordinated Debt Securities or Preferred Stock will, upon issuance, be duly authorized, validly issued and, if applicable, fully paid and non-assessable.

     Any shares of Preferred Stock to be so issued will have such designations, preferences, dividend, and other rights, qualifications, limitations, and restrictions as may be determined by the Corporation and approved by the Board of Directors.

                       DESCRIPTION OF SECURITIES WARRANTS

     The Corporation may issue, separately or together with any Debt Securities, Preferred Stock, Common Shares, or Depositary Shares, Securities Warrants for the purchase of other Debt Securities, Preferred Stock, Common Shares, or Depositary Shares (collectively, the "Underlying Securities"). The Securities Warrants will be issued under a warrant agreement (a "Securities Warrant Agreement") to be entered into between the Corporation and a bank or trust company, as warrant agent (the "Securities Warrant Agent"), all as set forth in the Applicable Prospectus Supplement relating to the particular issue of Securities Warrants. The form of Securities Warrant Agreement, including the form of certificates representing the Securities Warrants ("Securities Warrant Certificates"), reflecting the alternative provisions to be included in the Securities Warrant Agreements that will be entered into with respect to particular offerings of Securities Warrants, is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Securities Warrant Agreement and the Securities Warrant Certificates, which are filed as exhibits to the Registration Statement, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Securities Warrant Agreement and the Securities Warrant Certificates, respectively, including the definitions therein of certain terms. Wherever defined terms of the Securities Warrant Agreement are referred to, it is intended that such defined terms shall be incorporated herein by reference.

GENERAL

     The Applicable Prospectus Supplement relating to the particular issue of Securities Warrants offered thereby will describe the terms of the offered Securities Warrants, the Securities Warrant Agreement relating to the offered Securities Warrants, and the Securities Warrant Certificates representing the offered Securities Warrants, including the following where applicable: (1) if the Securities Warrants are offered for separate consideration, the offering price and the currency for which Securities Warrants may be purchased; (2) the title, aggregate principal amount, currency, and terms of the series of Debt Securities purchasable upon exercise of the Debt Warrants and the price at which such Debt Securities may be purchased upon such exercise; (3) the title, number of shares, stated value, and terms (including, without limitation, liquidation, dividend, conversion, redemption, and voting rights) of the series of Preferred Stock purchasable upon exercise of Preferred Stock Warrants and the price at which such number of shares of Preferred Stock of such series may be purchased upon such exercise; (4) the number of Common Shares purchasable upon the exercise of Common Share Warrants and the price at which such number of Common Shares may be purchased upon such exercise; (5) the number of Depositary Shares purchasable upon the exercise of Depositary Share Warrants, the terms of the Preferred Stock which the Depositary Shares represent and the price at which such number of Depositary Shares may be purchased upon such exercise; (6) the date, if any, on and after which the offered Securities Warrants and the related Debt Securities, Preferred Stock, Common Shares and/or Depositary Shares will be separately transferable; (7) the time or times at which, or period or periods during which, the offered Securities Warrants may be exercised and the final date on which the offered Securities Warrants may be exercised (the "Expiration Date"); (8) a discussion of the specific United States Federal income tax, accounting, and other considerations applicable to the Securities Warrants; (9) the location where the offered Securities Warrants represented by the Securities Warrant Certificates may be transferred and registered; and (10) any other terms of the offered Securities Warrants.

     Securities Warrant Certificates will be exchangeable on the terms specified in the Applicable Prospectus Supplement for new Securities Warrant Certificates of different denominations evidencing the same aggregate number of Warrants of the same title, and may be transferred in whole or in part on the terms specified in the Applicable Prospectus Supplement.

     Prospective purchasers of Securities Warrants should be aware that special U.S. federal income tax, accounting and other considerations may be applicable to instruments such as Securities Warrants. The Applicable Prospectus Supplement relating to any issue of Securities Warrants will describe such considerations.

EXERCISE OF WARRANTS

     Each Securities Warrant will entitle the holder to purchase the principal amount of or number of Underlying Securities provided for therein, at such exercise price as shall in each case be set forth in, or be determinable from, the Applicable Prospectus Supplement relating to the Securities Warrants, by payment of such exercise price (the "Warrant Price") in full in the currency and in the manner specified in the Applicable Prospectus Supplement. Securities Warrants may be exercised at any time at or before 5:00 P.M., New York City time on the Expiration Date (or such later date to which such Expiration Date may be extended by the Corporation), and unexercised Securities Warrants will become void at such time. Securities Warrants may be exercised at the corporate trust office of the Securities Warrant Agent or any other office indicated in the Applicable Prospectus Supplement relating to the Securities Warrants.

     Upon receipt at the corporate trust office of the Securities Warrant Agent or any other office indicated in the Applicable Prospectus Supplement of (i) payment of the Warrant Price and (ii) the form of election to purchase set forth on the reverse side of the Securities Warrant Certificate properly completed and duly executed, the Corporation will, as soon as practicable, issue the Underlying Securities purchasable upon such exercise. If fewer than all of the Securities Warrants represented by such Securities Warrant Certificate are exercised, a new Securities Warrant Certificate will be issued for the remaining number of unexercised Securities Warrants.

MODIFICATIONS

     The Warrant Agreement may be supplemented or amended by the Corporation and the Warrant Agent from time to time, without the approval of any Holder (as defined in the Warrant Agreement), in order to cure any ambiguity, to correct or supplement any defective or inconsistent provision contained therein, or to make any other provision in regard to matters or questions arising thereunder that the Corporation and the Warrant Agent may deem necessary or desirable and which will not adversely affect the interests of the Holders.

     The Corporation and the Warrant Agent may also modify or amend the Warrant Agreement and the Securities Warrant Certificates with the consent of the Holders of not fewer than a majority in number of the then outstanding unexercised Warrants affected by such modification or amendment, for any purpose, provided that no such modification or amendment that shortens the period of time during which the Warrants may be exercised, or otherwise materially and adversely affects the exercise rights of the Holders or reduces the percentage of Holders of outstanding Warrants the consent of which is required for modification or amendment of the Warrant Agreement or the Warrants may be made without the consent of each Holder affected thereby.

COMMON SHARE WARRANT ADJUSTMENTS

     The terms and conditions on which the Warrant Price of and/or the number of Common Shares covered by a Warrant to purchase Common Shares (a "Common Share Warrant") are subject to adjustment will be set forth in the Warrant Agreement and the Applicable Prospectus Supplement. Such terms will include provisions for adjusting the Warrant Price and/or the number of Common Shares covered by such Common Share Warrant; the events requiring such adjustment; the events upon which the Corporation may, in lieu of making such adjustment, make proper provision so that the holder of such Common Share Warrant, upon exercise thereof, would be treated as if such holder had exercised such Common Share Warrant prior to the occurrence of such events; and provisions affecting exercise in the event of certain events affecting the Common Shares.

MERGER, CONSOLIDATION, SALE, OR OTHER DISPOSITIONS

     If at any time there shall be a merger, consolidation, sale, conveyance, transfer, lease, or other disposition of substantially all of the assets of the Corporation, then the successor or assuming corporation shall succeed to and be substituted for the Corporation in, and the Corporation will be relieved of any further obligation under, the Warrant Agreement or the Warrants.

ENFORCEABILITY OF RIGHTS OF HOLDERS

     The Warrant Agent will act solely as an agent of the Corporation in acting under the Warrant Agreement and in connection with any Warrant Certificate. The Warrant Agent shall have no duty or responsibility in case of any default by the Corporation in the performance of its covenants or agreements contained in the Warrant Agreement or in any Warrant Certificate. Each Holder may, without the consent of the Warrant Agent, enforce by appropriate legal action, on its own behalf, the Holder's right to exercise its Warrants in the manner provided in the Warrant Agreement and its Warrant Certificate.

NO RIGHTS AS HOLDERS OF UNDERLYING SECURITIES

     Prior to the exercise of any Securities Warrants to purchase Underlying Securities, holders of such Securities Warrants will not have any of the rights of holders of the Underlying Securities purchasable upon such exercise, including, without limitation, the right to receive the payment of principal of, or premium on, if any, or interest, if any, dividends or distributions of any kind, if any, on Underlying Securities, the right to enforce any of the covenants in the Indentures, if applicable, or the right to exercise any voting rights.

                              PLAN OF DISTRIBUTION

     The Corporation may sell Securities to one or more underwriters for public or private offering and sale by them or may sell Securities to investors directly or through agents (which agents may be affiliates of the Corporation) that solicit or receive offers on behalf of the Corporation or through dealers or through a combination of any such methods of sale.

     The Applicable Prospectus Supplement will set forth the terms of the offering of the particular series of Securities to which such Applicable Prospectus Supplement relates, including (i) the name or names of any underwriters or agents with whom the Corporation has entered into arrangements with respect to the sale of such series of Securities, (ii) the initial public offering or purchase price of such series of Securities, (iii) any underwriting discounts, commissions, and other items constituting underwriters' compensation from the Corporation and any other discounts, concessions, or commissions allowed or reallowed or paid by any underwriters to other dealers, (iv) any commissions paid to any agents, (v) the net proceeds to the Corporation and (vi) the securities exchanges, if any, on which such series of Securities will be listed.

     Unless otherwise set forth in the Applicable Prospectus Supplement relating to a particular series of Securities, the obligations of the underwriters to purchase such series of Securities will be subject to certain conditions precedent and each of the underwriters with respect to such series of Securities will be obligated to purchase all of the Securities of such series allocated to it if any such Securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     The Securities may be offered and sold by the Corporation directly or through agents designated by the Corporation from time to time. Unless otherwise indicated in the Applicable Prospectus Supplement, each such agent will be acting on a reasonable efforts basis for the period of its appointment. Any agent participating in the distribution of Securities may be deemed to be an "underwriter," as that term is defined in the Securities Act, of the Securities so offered and sold. The Securities also may be sold to dealers at the applicable price to the public set forth in the Applicable Prospectus Supplement relating to a particular series of Securities who later resell to investors. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act.

     Underwriters, dealers, and agents may be entitled, under agreements entered into with the Corporation, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     The Corporation may also issue contracts under which the counterparty may be required to purchase Debt Securities, Preferred Stock, or Depositary Shares. Such contracts would be issued with Debt Securities, Preferred Stock, or Depositary Shares and/or Securities Warrants in amounts, at prices and on terms to be set forth in a Prospectus Supplement.

     If so indicated in the Applicable Prospectus Supplement, the Corporation will authorize underwriters, dealers, or agents to solicit offers by certain institutions to purchase Securities of a series from the Corporation at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts (each a "Contract") providing for payment and delivery at a future date. Each Contract will be subject only to those conditions set forth in the Applicable Prospectus Supplement and the Applicable Prospectus Supplement will set forth the commission payable for solicitation of such offers.

     Any of the underwriters, dealers, and agents of the Corporation and their associates may be customers of, engage in transactions with, and perform services for the Corporation in the ordinary course of business.

     The place and time of delivery of the Securities will be set forth in the Applicable Prospectus Supplement.

                                 LEGAL OPINIONS

     The validity of the Securities offered hereby will be passed upon for the Corporation, as shall be indicated in the Applicable Prospectus Supplement, by either the General Counsel or a Senior Managing Counsel to the Corporation or by Thompson, Hine and Flory, 1100 National City Bank Building, Cleveland, Ohio 44114, and for the Underwriters by Shearman & Sterling, 599 Lexington Avenue, New York, New York 10022. Shearman & Sterling will rely as to all matters of Ohio law on the opinion rendered on behalf of the Corporation. The General Counsel or a Senior Managing Counsel to the Corporation or Thompson, Hine and Flory, as the case may be, will rely as to all matters of New York law on the opinion of Shearman & Sterling. The aggregate number of shares owned by attorneys at Thompson, Hine and Flory or the General Counsel or Senior Managing Counsel of the Corporation rendering the opinion referred to above on behalf of the Corporation will be set forth in the Applicable Prospectus Supplement.

                                    EXPERTS

     The consolidated financial statements of KeyCorp and subsidiaries incorporated by reference in KeyCorp's Annual Report (Form 10-K) for the year ended December 31, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

--------------------------------------------------------------------------------

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE CORPORATION OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE CORPORATION SINCE SUCH DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        -----
PROSPECTUS SUPPLEMENT
Recent Developments..................     S-2
The Company..........................     S-4
Use of Proceeds......................     S-4
Capitalization.......................     S-5
Selected Consolidated Financial
  Data...............................     S-6
Recent Financial Data................     S-7
Description of the Notes.............    S-14
Underwriting.........................    S-18
Notice to Canadian Residents.........    S-18
Legal Opinions.......................    S-19
PROSPECTUS
Available Information................       2
Incorporation of Certain Documents by
  Reference..........................       2
The Corporation......................       4
Consolidated Ratios of Earnings to
  Fixed Charges and Ratio of Earnings
  to Combined Fixed Charges and
  Preferred Stock Dividends..........       7
Use of Proceeds......................       7
Description of Debt Securities.......       8
Description of Preferred Stock.......      22
Description of Depositary Shares.....      26
Description of Common Shares.........      31
Description of Capital Securities....      33
Description of Securities Warrants...      34
Plan of Distribution.................      36
Legal Opinions.......................      37
Experts..............................      37

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                                      LOGO

                                    KeyCorp


                                  $200,000,000



                           6 3/4% Subordinated Notes
                               due March 15, 2006


                             PROSPECTUS SUPPLEMENT

                                CS First Boston
                             Chase Securities, Inc.
                               J.P. Morgan & Co.
                              Salomon Brothers Inc

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